As filed with the Securities and Exchange Commission on September 12, 2002

Registration No. 333-96817

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933, AS AMENDED

ELECTROGLAS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0336101 (I.R.S. Employer Identification Number)

6024 Silver Creek Valley Road
San Jose, California 95138
(Address, including zip code, of registrar’s principal executive offices)

Curtis Wozniak
Chief Executive Officer and President
6024 Silver Creek Valley Road
San Jose, California 95138
(408) 528-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to
Justin Bastian, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, California 94304
(650) 813-5600

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ❒

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ❒ ________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ❒ ________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ❒

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and is subject to change. The selling securityholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling securityholders named in this prospectus are not soliciting offers to buy these securities in any state where an offer or sale of these securities is not permitted.

Subject to Completion, Dated September 12, 2002

PROSPECTUS

ELECTROGLAS, INC.

$35,500,000 of 5.25% Convertible Subordinated Notes Due 2007

714,573 Warrants to Purchase 714,573 Shares of Common Stock

4,179,171 Shares of Common Stock Issuable upon Conversion of the Notes and
Exercise of the Warrants

     On June 21, 2002, we issued and sold $35,500,000 aggregate principal amount of our 5.25% Convertible Subordinated Notes due 2007 and 714,573 warrants to purchase a total of 4,179,171 shares of our common stock in a private offering. This prospectus will be used by selling securityholders to resell the notes, the warrants and the common stock issuable upon conversion of the notes and exercise of the warrants.

     Each warrant represents the right to purchase one share of our common stock.

     Our common stock is quoted on the Nasdaq National Market under the symbol “EGLS.” The last reported sale price per share of our common stock on the Nasdaq National Market on September 10, 2002 was $3.23.

     We will not receive any proceeds from the sale by the selling securityholders of the notes, the warrants or the common stock issuable upon conversion of the notes and exercise of the warrants. We will pay all expenses incurred in connection with the registration of the securities. Each selling securityholder will pay any underwriting discounts and commissions with respect to securities sold by it.

     Investing in the notes, the warrants and the common stock issuable upon conversion of the notes and exercise of the warrants involves a high degree of risk. See “Risk Factors” beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September __, 2002

FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
RECENT EVENTS
RISK FACTORS
RATIOS OF EARNINGS TO FIXED CHARGES
RECENT ACCOUNTING PRONOUNCEMENTS
USE OF PROCEEDS
DESCRIPTION OF NOTES
DESCRIPTION OF WARRANTS
REGISTRATION RIGHTS
DESCRIPTION OF CAPITAL STOCK
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
UNDERWRITERS
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX
Exhibit 12.1
Exhibit 23.2

     We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus.

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     This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to 6024 Silver Creek Valley Road, San Jose, California 95138, or call (408) 528-3000 and ask to speak to someone in our Investor Relations department.

FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to the “safe harbor” provisions created by these statutes. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as “anticipates,” “believes,” “expects,” “future,” “intends,” “assuming,” “projects,” “plans” and similar expressions or the negative of those terms or other comparable terminology. These forward-looking statements which include statements about our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operation results, revenues and earnings, our product development and manufacturing, the intensity of competition, the competitiveness of the Japanese prober market, our intellectual property protection, our current and future litigation, our international operating activities, the benefits of prober manufacturing operations in Singapore, the retention of key personnel, the conversion of the notes, and the liquidated damages under the registration rights agreement, reflect only management’s current expectations and are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading “Risk Factors” beginning on page 4 of this prospectus, or in the documents incorporated by reference in this prospectus, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Forward-looking statements in this prospectus include, without limitation:

•	Our expectation that restructuring charges for the reduction in operational spending will be approximately $700,000 for the third quarter of 2002;

•	Our expectation regarding significant fluctuations in our quarterly operating results;

•	Our expectation that competition will continue to intensify;

•	Our belief that international sales will continue to represent a significant percentage of our net sales;

•	Our belief that our future success will depend upon our ability to continue to enhance existing products and to develop and manufacture new products;

•	Our expectation to continue to make significant investments in engineering, research and development;

•	Our belief that we possess certain technological and other advantages over our competitors;

•	Our belief that Japanese companies in the prober market have a competitive advantage due to the domination of the Japanese market segment;

•	The statement that the demand for our products fluctuates with the semiconductor business cycles and is expected to continue to fluctuate from period to period;

•	Our belief that our lenders would allow us to seek a waiver or renegotiate our lease in the event of non-compliance;

•	Our belief that our success will depend more upon innovation, technological expertise and distribution strength rather than protection of our intellectual property;

•	Our belief that our products do not infringe on the patents of Technivision Corporation and the Lemelson Medical Education & Research Foundation;

•	The statement that we may be required in the future to participate in litigation regarding the patents of Technivision Corporation and the Lemelson Medical Education & Research Foundation;

•	Our expectation that international sales of our products will continue to represent a significant percentage of net sales;

•	Our belief that the relocation of our prober manufacturing operations to Singapore will realize cost savings of 10% to 20%;

•	The statement that our future success depends to a significant degree on our ability to retain key personnel;

•	Our belief that it is significantly more likely than not that the notes will be paid according to their stated schedules; and

•	Our belief that any payment of liquidated damages pursuant to the registration rights agreement will not affect the yield to maturity on the notes and thus will be taxable to a U.S. holder as interest income at the time it accrues or is received in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

     All forward-looking statements included or incorporated by reference in this prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement or statements. It is important to note that such forward-looking statements are subject to risks and uncertainties and that our actual results could differ materially from those in such forward-looking statements. The foregoing factors, as well as those under the heading “Factors that May Affect Results and Financial Condition” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q that we file with the Securities and Exchange Commission (the “Commission”) from time to time, among others, in some cases have affected, and in the future could affect, our actual operating results and could cause our actual consolidated operating results to differ materially from those expressed in any forward-looking statement made by us. You are cautioned not to place undue reliance on forward-looking statements contained in this prospectus.

PROSPECTUS SUMMARY

     The following summary contains basic information about us and this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we have referred you to.

The Company

     We are a major supplier of process management tools to the global semiconductor industry. Formed in April 1993, and through our predecessors, we have been in the semiconductor equipment business for more than 40 years. Historically, our primary product has been automatic wafer probing equipment. As part of our strategy to move from a supplier of wafer probers to an integrated process management tool provider, we have broadened our product lines to provide semiconductor wafer inspection products and process management software products.

     Our principal corporate office is located at 6024 Silver Creek Valley Road, San Jose, California 95138, and our telephone number is (408) 528-3000. Our Internet address is www.electroglas.com.

The Offering

Issuer	Electroglas, Inc.

Securities offered

Notes	$35,500,000 aggregate principal amount of 5.25% Convertible Subordinated Notes due June 15, 2007, referred to in this prospectus as the notes. We issued the notes under an indenture between us and The Bank of New York, as trustee.

Warrants	Warrants to purchase 714,573 shares of our common stock, referred to in this prospectus as the warrants.

Common Stock	Common stock issuable upon conversion of the notes and exercise of the warrants.

Notes

Interest	The notes will bear interest at an annual rate of 5.25%. Interest is payable semi-annually on June 15 and December 15, beginning on December 15, 2002.

Maturity date	June 15, 2007.

Conversion at holder’s option	The notes are convertible at the holder’s option at any time prior to maturity into shares of our common stock, initially at a conversion price of $13.6620 per share, subject to adjustment upon certain events. If the holder elects to convert any notes prior to March 21, 2003, we will make an additional payment in cash with respect to the notes converted in an amount equal to $39.375 per $1,000 principal amount of the notes (representing approximately nine months interest), less the amount of any interest we actually paid on the notes prior to the date the holders mailed the notice of conversion.

Automatic conversion	All of the notes will be automatically converted, at our option, into shares of our common stock at the then effective conversion price if the closing price of our common stock exceeds 150% of the then effective conversion price for any 15 out of 20 consecutive trading days at any time within three years after the first date of the original issuance of the notes. If we effect the automatic conversion, we will mail a notice of automatic conversion to the holders not more than 30 days and not less than 5 days prior to the automatic conversion date. If the automatic conversion date occurs prior to June 21, 2005, we will make an additional payment in cash with respect to the notes in an amount equal to $157.50 per $1,000 principal amount of the notes converted (representing approximately six interest payments), less the amount of any interest we actually paid on the notes prior to the automatic conversion date.

Optional redemption	At any time on or after June 21, 2005, we may redeem some or all of the notes at declining redemption prices expressed as a percentage of the principal amount of the notes (representing approximately 100% plus one-fifth of the annual interest expense times the number of years from maturity) plus accrued and unpaid interest to, but excluding, the redemption date.

Repurchase at holder’s option upon a change in control or termination of trading	Upon a change in control event or if our common stock is no longer traded on a national exchange or an established automated over-the-counter trading market in the United States, a holder may require us to repurchase its notes in cash at 105% of the principal amount of the notes, plus accrued but unpaid interest, if any, to, but excluding, the repurchase date.

Subordination	The notes will be subordinated in right of payment to our existing and future senior indebtedness and are effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of our subsidiaries. As of July 27, 2002, we had approximately $1.4 million in senior indebtedness outstanding. We and our subsidiaries are not prohibited from incurring senior indebtedness or other debt under the indenture governing the notes.

Warrants

Exercise	Each warrant is exercisable for one share of our common stock at an initial exercise price of $15.4440 per share, subject to adjustment upon certain events. The warrants are exercisable (in whole or in part) at any time on or before June 15, 2007, unless earlier terminated at our option as set forth below.

Termination of warrants at our option	At any time after June 21, 2005, if the closing price of our common stock exceeds 175% of the then effective exercise price of the warrants for any 15 out of 20 consecutive trading days, we may terminate the warrants. Any unexercised warrants as of the date of termination will automatically be deemed exercised in full pursuant to a cashless exercise. If we elect to terminate the warrants, we may do so only if, within 10 days after the end of such 20-day period, we mail a notice of termination to the warrant holders. The warrants will expire 90 days after the mailing date of the notice of termination.

Expiration	Each of the warrants will expire at 5:00 p.m., local time, in New York City on June 15, 2007, unless earlier terminated as described above.

Registration rights	We have agreed to file with the Commission a shelf registration statement of which this prospectus is a part covering the resale of the notes, warrants and shares of our common stock issuable upon conversion of the notes and exercise of the warrants within 30 days of the first issuance date of the notes and warrants and to use reasonable efforts to cause the shelf registration statement to become effective within 90 days of the first issuance date of the notes and warrants, or within 120 days of the first issuance date if the filing is reviewed by the Commission. We will be required to pay certain “Registration Delay Payments” if these deadlines are not met or the shelf registration statement is otherwise unavailable for the resale of the securities. You should read the registration rights agreement for a description of how we will calculate the Registration Delay Payments.

Federal tax consequences	The notes will be deemed to be issued with “original issue discount,” a portion of which will be included in a holder’s gross income in advance of the receipt of cash interest payments on the notes. For a more complete discussion of original issue discount and other tax considerations concerning the notes and the warrants, see “Certain U.S. Federal Income Tax Consequences.”

Trading	There is no public market for the notes or the warrants and we do not intend to list any of the notes or the warrants for trading on any national securities exchange or for inclusion in any automated quotation system. No assurance can be given as to whether any market for the notes or the warrants will develop. Our common stock is currently traded on the Nasdaq National Market System under the symbol “EGLS.”

RECENT EVENTS

     On August 19, 2002, we announced that we have reduced our overall headcount by 130, partially offset by an addition of 45 employees at our new manufacturing facility in Singapore and the reduction of operational spending. The changes are in response to current business conditions, and reflect the recent implementation of our manufacturing operations in Singapore. We have reviewed areas of operational spending and have strategically reduced headcount in an effort to bring spending down by over $2 million per quarter by the fourth quarter of 2002. We expect the cost of these restructuring charges to be approximately $700,000 for the third quarter of 2002, related primarily to severance.

RISK FACTORS

     An investment in the notes, warrants and common stock offered by this prospectus involves a number of risks. Before making an investment decision, you should carefully read the entire prospectus, including this section and the documents incorporated by reference into this prospectus. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Relating to Our Business

If the downturn in the semiconductor industry continues, our revenues and operating results could be materially adversely affected.

     Our business largely depends on capital expenditures by semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits and products that use integrated circuits. The semiconductor industry is highly cyclical and has historically experienced periods of oversupply resulting in significantly reduced demand for capital equipment. The timing, length and severity of the up-and-down cycles are difficult to predict and affect our ability to accurately forecast future revenues and expense levels. During a down cycle, we must be in a position to adjust our cost and expense structure to respond to prevailing market conditions. Our ability to reduce expenses may be limited by the need to invest in the engineering, research and development, and marketing required to penetrate targeted foreign markets and maintain extensive customer service and support. During periods of rapid growth, we must be able to increase manufacturing capacity and personnel to meet customer demand. We cannot assure you that we will be able to meet these objectives; a failure to do so would likely materially and adversely affect our business and operating results.

Our quarterly operating results are subject to significant fluctuations.

     We have experienced and expect to continue to experience significant fluctuations in our quarterly operating results. Our backlog at the beginning of each quarter does not necessarily determine actual sales for any succeeding period. Our sales will often reflect orders shipped in the same quarter that they are received. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. Other factors that may influence our operating results in a particular quarter include the timing of the receipt of orders from major customers, product mix, competitive pricing pressures, the relative proportions of domestic and international sales, our ability to design, manufacture and introduce new products on a cost-effective and timely basis, the delay between incurring costs to further develop marketing and service capabilities and the realization of benefits from those improved capabilities, and the introduction of new products by our competitors. Accordingly, our results of operations are subject to significant variability and uncertainty from quarter to quarter.

If we fail to develop new and enhanced products and processes and to introduce them on a timely and cost-efficient basis, our operating results could be adversely affected.

     We believe that our future success will depend in part upon our ability to continue to enhance existing products and to develop and manufacture new products, particularly those related to implementation of our strategy to become a process management tool provider. As a result, we expect to continue to make significant investments in engineering, research and development. We cannot assure you that we will be successful in the introduction, marketing and cost effective manufacture of any of our new products; that we will be able to develop and introduce new products in a timely manner; enhance our existing products and processes to satisfy customer needs or achieve market acceptance; or that the new markets for which we are developing new products or expect to sell current products, such as the market for 300mm wafer probers, markets related to the growth in the use of flip chips, and the market for process management software will develop sufficiently. To develop new products successfully, we depend on close relationships with our customers and the willingness of those customers to share information with us. The failure to develop products and introduce them successfully and in a timely manner could adversely affect our competitive position and results of operations.

The loss of one or more principal customers could adversely affect our business.

     For the six months ended June 30, 2002, Cypress Semi accounted for 17% of our net sales. For the years ended December 31, 2001, 2000 and 1999, five customers accounted for 39%, 56% and 52%, respectively, of our net sales. In 2001, STMicroelectronics accounted for 12% of net sales. In 2000, STMicroelectronics, Philips and Atmel accounted for 18%, 14% and 13% of net sales, respectively. In 1999, STMicroelectronics and IBM accounted for 19% and 14% of net sales, respectively. If one or more of our major customers ceased or significantly curtailed its purchases, it would likely have a material adverse effect on our results of operations.

Our industry is highly competitive and we expect competition to continue to intensify.

     Our major competitors in the prober market segment are Tokyo Electron Limited and Tokyo Seimitsu. Our major competitor in the post fab inspection market segment is August Technology. Our main competitors in the process management software market segment are KLA-Tencor and HPL Technologies. Some of our competitors have greater financial, engineering and manufacturing resources than us as well as larger service organizations and longer-standing customer relationships than we have. We expect our competitors will continue to improve the design and performance of their products and introduce new products with competitive price/performance characteristics. Competitive pressures may force price reductions that could adversely affect our results of operations. Although we believe we have certain technological and other advantages over our competitors, maintaining and capitalizing on these advantages will require us to continue a high level of investment in engineering, research and development, marketing, and customer service and support. We cannot assure you that we will have sufficient resources to continue to make these investments or that we will be able to make the technological advances necessary to maintain our competitive advantages.

The Japanese market segment is particularly competitive.

     We believe that competing Japanese companies in the prober market segment have a competitive advantage because they dominate the Japanese market segment (comprised of semiconductor fabrication facilities located in Japan and those located outside Japan that are controlled by Japanese companies). We have found it difficult to penetrate the large and technically advanced Japanese market, which represents a substantial percentage of the worldwide wafer prober market. While Japanese semiconductor manufacturers in recent years have begun to build semiconductor fabrication facilities outside Japan, we have not yet had significant sales to such facilities. Further, Japanese semiconductor manufacturers have extended their influence outside Japan by licensing products and process technologies to non-Japanese semiconductor manufacturers, and these licenses typically include a recommendation to use wafer probers and other semiconductor equipment manufactured by Japanese companies. In particular, we may be at a competitive disadvantage with respect to the Japanese semiconductor capital equipment suppliers who have been engaged for some time in collaborative efforts with Japanese semiconductor manufacturers. We cannot assure you that we will be able to establish a significant presence or ever compete successfully in the Japanese market segment. In addition, to the extent that the slowdown in the Japanese market segment has left our Japanese competitors with excess inventory or excess capacity, they may offer substantial discounts on their products, increasing pricing pressure in both the Japanese market segment and elsewhere. Furthermore, weakness of the yen compared to the dollar may exacerbate this situation.

Our financial position and operating results could be negatively affected if we violate one of the restrictive covenants in a lease agreement.

     We have a five-year operating lease on our headquarters location expiring in 2003. This lease agreement, as amended, requires us to maintain certain affirmative financial covenants. Demand for our products fluctuate with the semiconductor business cycles and is expected to continue to fluctuate from period to period. These fluctuations could have a negative impact on our operating results and there can be no assurance that we will continue to be in compliance with certain restrictive covenants in the lease agreement. In the event of non-compliance, we have the option of renegotiating the lease, seeking waivers from our lenders, or purchasing the land and buildings of our headquarters location for approximately $48.3 million. We believe our lenders will provide us with waivers, if necessary, or allow us to renegotiate the lease. Expectations of future operating results and continued compliance with the lease covenants cannot be assured and our lenders’ actions are not controllable by us. If our projections of future operating results are not achieved and/or we are deemed to have violated one of the lease covenants or declared to be in default under the lease agreement, we would experience a material adverse impact on our reported financial position and our results of operations could be negatively impacted.

Inability to protect our intellectual property adequately could impair our competitive advantages.

     Our success depends in significant part on our intellectual property. While we attempt to protect our intellectual property through patents, copyrights and trade secrets, we believe that our success will depend more upon innovation, technological expertise and distribution strength. We cannot assure you that we will successfully protect our technology or that competitors will not be able to develop similar technology independently. We cannot assure you that the claims allowed on any patents held by us will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to us.

     Some customers using certain products of ours have received a notice of infringement from Technivision Corporation and the Lemelson Medical Education & Research Foundation (“Lemelson”) alleging that the manufacture of semiconductor products infringes certain patents currently held by Lemelson. Certain of these customers have notified us that, in the event it is subsequently determined that the customer infringes certain of the Lemelson patents, they may seek reimbursement from us for some damages or expenses resulting from this matter. We have in turn notified our suppliers that, in the event it is subsequently determined that our customers are determined to infringe and that we are responsible for any associated costs and fees, we may seek reimbursement for the resultant costs and fees. We believe that our products do not infringe the Lemelson patents. Certain of our customers are currently engaged in litigation with Lemelson involving 17 of its patents, and the validity of those patents has been placed in issue. We may be required to participate in the litigation in the future. We may incur costs with respect to such participation and cannot predict the outcome of this or similar litigation or the effect of such litigation upon us. To the best of our knowledge, Lemelson has not asserted that we may be liable for infringing its patents.

We obtain certain key components from a single supplier or limited group of suppliers. Our failure to obtain certain key components for a prolonged period of time could negatively affect our business.

     We use numerous suppliers to supply components and subassemblies for the manufacture and support of our products and systems. While we make reasonable efforts to ensure that such components and subassemblies are available from multiple suppliers, this is not always possible. We may obtain certain key items from a single supplier or a limited group of suppliers. For example, Cognex Corporation supplies substantially all of the machine vision processor systems used in our products. Although we seek to reduce our dependence on these limited source suppliers, disruption or termination of certain of these sources could occur and any disruptions could have at least a temporary adverse effect on our results of operations and damage customer relationships. Moreover, a prolonged inability to obtain certain components, or a significant increase in the price of one or more of these components, could have a material adverse effect on our business, financial condition and results of operations.

Our international operating activities subject us to risks that could adversely affect our business.

     International sales accounted for 51%, 53% and 38% of our net sales for 2001, 2000 and 1999, respectively, and 39% of our net sales for the six months ended June 30, 2002. We expect international sales to continue to represent a significant percentage of net sales. A number of factors may adversely affect our international sales and operations, including the imposition of governmental controls, fluctuations in the U.S. dollar, which could increase the foreign sales prices of our products in local currencies, export license requirements, restrictions on the export of technology, changes in tariffs, legal and cultural differences in the conduct of business, difficulties in staffing and managing international operations, longer payment cycles, difficulties in collecting accounts receivable in foreign countries, withholding taxes that limit the repatriation of earnings, trade barriers and restrictions, immigration regulations that limit our ability to deploy employees, political instability, the possibility of war being waged upon, by and/or between one or more countries where we do business, and variations in effective income tax rates among countries where we conduct business. Although these and similar regulatory, geopolitical and global economic factors have not yet had a material adverse effect on our operations, we cannot assure you that these factors will not adversely impact our operations in the future or require us to modify our current business practices. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

The benefits of the move of our prober manufacturing operation to Singapore and announced operational spending reductions may not be realized in a timely manner, if at all.

     In January 2002, we announced plans to move our prober manufacturing operation to Singapore to realize potential cost savings of 10% to 20% once full production is reached. We recorded a restructuring charge of approximately $668,000 in the first six months of 2002 in connection with this move. In August 2002, we announced a reduction in overall headcount by 130, partially offset by an addition of 45 employees at the prober manufacturing facility in Singapore and the reduction of operational spending. The operational spending reduction, including the decrease in headcount, is anticipated to reduce expenses by over $2 million per quarter by the fourth quarter of 2002. We expect the cost of these restructuring changes to be approximately $700,000 for the third quarter of 2002. We cannot assure you that we will realize any cost savings as a result of the move and that expenses related to the move will not adversely affect our operating results. Moreover, we cannot assure that we will realize any cost savings as a result of the operational spending reductions.

The loss of key personnel could adversely affect our business.

     Our future success depends to a significant degree on our ability to retain key personnel. We also need to attract additional skilled personnel in all areas to grow our business. While many of our current employees have many years of service with us, we cannot assure you that we will be able to retain our existing personnel or attract additional qualified employees in the future.

Future acquisitions might distract our management, disrupt our business and be dilutive to our investors.

     We may pursue acquisitions of complementary product lines, technologies or businesses such as the acquisitions of Knights and Techné in 1997 and Statware in 2001. Acquisitions by us may result in potentially dilutive issuance of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, which could materially adversely affect our profitability. In 1998, we recorded asset impairment charges of $9.6 million, related principally to acquired goodwill and other intangible assets in connection with the Knights and Techné acquisitions. We may experience similar charges related to future acquisitions. Current or future acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited direct prior experience, and the potential loss of key employees of the acquired company. We cannot assure you as to the effects of these or future acquisitions on our business or operating results.

Our common stock is subject to significant price fluctuations.

     The market price of our common stock could fluctuate significantly in response to variations in quarterly operating results and other factors such as announcements of technological innovations or new products by us or by our competitors, government regulations, developments in patent or other property rights, and developments in our relationships with our customers. In addition, the stock market has in recent years experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations, general economic conditions, and specific conditions in the semiconductor industry may adversely affect the market price of our common stock. You should be willing to incur the risk of such fluctuations if you invest in our securities. Furthermore, sales of substantial amount of common stock in the public market, or the perception that such sales could occur, after any offering of our securities could adversely affect the market price of the outstanding common stock.

Our stockholders rights plan, certificate of incorporation and Delaware law could adversely affect the performance of our stock.

     Our stockholders rights plan and certain provisions of our certificate of incorporation and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of us. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of our common stock. Such provisions may also inhibit fluctuations in the market price of our common stock that could result from takeover attempts. In addition, the Board of Directors, without further stockholders approval, may issue additional series of preferred stock that could have the effect of delaying, deterring or preventing a change in control of us. The issuance of additional series of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any preferred stock.

Risks Relating to the Securities

The notes are unsecured and are subordinated to our senior indebtedness.

     The notes are general unsecured obligations of us and are subordinated in right of payment to our existing senior indebtedness and any future senior indebtedness that we may incur. As of July 27, 2002, we had approximately $1.4 million in senior indebtedness outstanding. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, our ability to make any payments on the notes in the event of payment defaults on our senior indebtedness is restricted.

     The notes will also be effectively subordinated to the liabilities of our subsidiaries.

An active trading market for the notes and warrants may not develop.

     We do not intend to list the notes or the warrants for trading on any national securities exchange or for inclusion in any automated quotation system. We do not know whether an active trading market will develop for the notes or the warrants. Furthermore, if the notes and warrants are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors.

We may not have the funds necessary to purchase the notes at the option of the holders upon a change in control.

     Upon certain repurchase events, as defined in the indenture, a holder may require us to purchase all or a portion of your notes. If a repurchase event were to occur, we may not have sufficient funds to pay the purchase price for all tendered notes, or restrictions in our outstanding indebtedness would not allow those purchases. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might also constitute a default under the terms of other indebtedness we may incur. In such circumstances, the subordination provisions of the indenture would possibly limit or prohibit payments to you. The term “repurchase event” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a repurchase event would not necessarily afford the holders protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Our stock price is subject to volatility which may adversely affect the market price of our securities, including the notes, warrants and our common stock issuable upon conversion of the notes or exercise of the warrants.

     Prior to electing to convert the notes or exercise the warrants, as the case may be, the holders of the securities should compare the price at which our common stock is trading in the market to the conversion price of the notes or the exercise price of the warrants. Our common stock trades on the Nasdaq National Market under the symbol “EGLS”. On September 10, 2002, the last reported sale price of our common stock on Nasdaq was $3.23 per share. The initial conversion price of the notes is $13.6620 per share and the exercise price of the warrants is $15.4440 per share. There have been previous quarters in which we have experienced shortfalls in revenue and earnings from levels expected by securities analysts and investors, which have had an immediate and significant adverse effect on the trading price of our common stock. The market prices of our securities are subject to significant fluctuations. Such fluctuations, as well as general economic conditions, may adversely affect the market price of our securities, including our common stock, the notes and the warrants.

If the conversion price of the notes were reduced, it would result in dilution to the existing holders of our common stock.

     The conversion price of the notes will be reduced if the conversion price is greater than the average closing price per share of our common stock under the situations described under “Description of Notes— Conversion Price Adjustment— Adjustment in the Event Our Common Stock Price Is Less Than the Conversion Price”. If the conversion price of the notes is reduced as a result of such adjustment, holders of the notes will receive a greater number of shares of our common stock in connection with the conversion of the notes, thereby resulting in dilution to the existing holders of our common stock. In addition, the reduction in the conversion price of the notes could result in a significant charge due to the reduction in the conversion price triggering a beneficial conversion feature.

RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of Electroglas, Inc. and its subsidiaries for the six months ended June 30, 2002 and each of the years 2001 through 1997.

Six Months Ended	Year Ended December 31,
June 30,
2002	2001	2000	1999	1998	1997

(1)	(1)	14x	8.3x	(1)	(1)

     The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest expense, including amortization of debt issuance costs, and the portion of rental expense deemed to represent interest. “Earnings” consist of income from continuing operations before income taxes plus fixed charges.

(1)	We would have had to generate additional earnings for the period ended June 30, 2002 and the years ended December 31, 2001, 1998 and 1997 of $33,898,000, $41,638,000, $34,199,000 and $12,998,000 respectively to achieve a ratio of 1:1.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), and No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests in accordance with SFAS 141 and SFAS 142. Other intangible assets will continue to be amortized over their useful lives. Additional information relating to our goodwill and intangible assets, and our policies for accounting for these assets, may be found in the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated in this prospectus by reference.

     We adopted SFAS 141 and SFAS 142 effective July 1, 2001 and January 1, 2002, respectively. Upon adoption of SFAS 142, we no longer amortize goodwill which is assigned to the EGsoft reporting unit. In addition, we reclassified assembled workforce and acquired customer list which are no longer defined as acquired intangibles under SFAS 141 to goodwill. The following table presents a reconciliation of previously reported net income (loss) and net income (loss) per share to net income (loss) adjusted to exclude amortization expense, recognized in the periods presented related to goodwill, assembled workforce and acquired customer list:

	Year ended December 31,

	2001	2000	1999

	(in thousands, except per
	share amounts)
Reported net income (loss)	$(58,069)	$40,444	$5,576
Add back goodwill, assembled workforce and acquired customer list amortization	587	—	—

Adjusted income (loss)	$(57,482)	$40,444	$5,576

Net income (loss) per share:
Basic
Reported net income (loss)	$(2.78)	$1.96	$0.28
Add back goodwill, assembled workforce and acquired customer list amortization	0.03	—	—

Adjusted net income (loss)	$(2.75)	$1.96	$0.28

Shares used in basic calculation:	20,910	20,616	19,591

Diluted
Reported income (loss)	$(2.78)	$1.92	$0.27
Add back goodwill, assembled workforce and acquired customer list amortization	0.03	—	—

Adjusted income (loss)	$(2.75)	$1.92	$0.27

Shares used in diluted calculation:	20,910	21,104	20,278

USE OF PROCEEDS

     The Selling Securityholders will receive all of the proceeds from the sale under this prospectus of the notes, the warrants and the common stock issuable upon conversion of the notes and exercise of the warrants. We will not receive any proceeds from these sales.

DESCRIPTION OF NOTES

     We issued the notes under an indenture between us and The Bank of New York, as trustee. The following summary is not complete. It summarizes some, but not all, of the provisions of the notes, the indenture and the registration rights agreement. We have filed a copy of the indenture, the form of the notes and the registration rights agreement as exhibits to the registration statement of which this prospectus is a part, and you should read the actual terms of those documents for the definitive terms and conditions. We will provide to you, upon request, copies of the forms of the notes, indenture and registration rights agreement. As used in this description, the words “we,” “us” or “our” do not include any existing or future subsidiary of Electroglas, Inc.

General

     The notes are our general unsecured obligations and are subordinate in right of payment to all of our existing and future senior indebtedness. The notes are convertible into our common stock. The aggregate principal amount of the notes is $35,500,000. We issued the notes in fully registered, definitive form, denominated in integral multiples of $1,000. The notes mature on June 15, 2007, unless earlier converted, redeemed or repurchased.

     The notes bear interest at the annual rate shown on the cover page of this prospectus. Interest accrues on the notes from June 21, 2002. Interest will be paid on each June 15 and December 15 of each year, beginning on December 15, 2002 subject to limited exceptions if the notes are converted, redeemed or repurchased prior to an interest payment date. The record dates for payment of interest are June 1 and December 1. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

     We maintain an office in the Borough of Manhattan in New York, New York where the notes may be presented for registration, transfer, exchange or conversion. Initially, this will be an office or agency of The Bank of New York, located at 101 Barclay Street, Floor 8W, New York, New York 10286, Attention: Corporate Trust Administration. We may, at our option, pay interest on the notes by check mailed to the registered holders of notes. However, holders of more than $500,000 in principal amount of notes may elect in writing to be paid by wire transfer.

     We are not restricted from incurring indebtedness under the indenture.

     The notes are effectively subordinated in right of payment to all existing and future liabilities, including trade payables, if any, of our existing subsidiaries and any future subsidiaries. We report our financial results on a consolidated basis and therefore do not prepare separate financial statements for our subsidiaries; the holders should consider the possibility that a significant portion of our reported liabilities may be liabilities of our subsidiaries.

     Holders are not required to pay a service charge for registration or transfer of their notes. We may, however, require holders to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

•	any note for a period of 15 days before the mailing of the notice of redemption;

•	any note or portion selected for redemption;

•	any note or portion surrendered for conversion; or

•	any note or portion surrendered for repurchase but not withdrawn in connection with a repurchase event.

Conversion by Holders

     Holders may, at their option, convert their notes, in whole or in part, at any time prior to maturity into our common stock at an initial conversion price of $13.6620 per share. Holders may convert notes in denominations of $1,000 and multiples of $1,000.

     The conversion price is subject to adjustment in the two circumstances described below under “Conversion Price Adjustments.”

     If the notes are called for redemption, the holders conversion rights on the notes called for redemption will expire at the close of business of the last business day before the redemption date, unless we default in payment of the redemption price. If a holder has submitted its note for repurchase after a repurchase event, such note may only be converted if the holder delivers a withdrawal notice before the close of business on the last business day before the repurchase date.

     Except as described below, we will not make any adjustment for accrued interest or dividends on common stock upon conversion of the notes. We will pay in cash, on any note surrendered for conversion during the period from the close of business on any interest payment date to which interest has been fully paid through the close of business on the business day preceding the record date for the next such interest payment date, accrued and unpaid interest, if any, to, but excluding, the date of conversion. Any such payment of accrued and unpaid interest will be made within 10 business days after the conversion date. Any note surrendered for conversion during the period from the close of business on the record date for any interest payment date through the close of business on the next business day next preceding such interest payment date will be accompanied by payment of an amount equal to the interest otherwise payable on such interest payment date on the principal amount being converted; provided, however, that no such payment needs to be made if there exists at the time of conversion a default in the payment of interest on the notes. We will pay a cash adjustment for any fractional shares otherwise issuable upon conversion based on the market price of our common stock on the last business day before the conversion date.

     A holder can convert its notes by delivering the notes to an office or agency of the trustee in the Borough of Manhattan, The City of New York, along with a duly signed and completed notice of conversion and any other documents required by the indenture, forms of which may be obtained from the trustee. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are delivered. We will use our reasonable best efforts to, within three (3) business days after the conversion date, issue and deliver to the holder the number of full shares of common stock issuable upon conversion, We will deliver any cash payment for fractional shares no later than 10 business days after the date of conversion. If a holder has previously elected to have us repurchase its notes, such election must be withdrawn prior to conversion.

     If we have not delivered the number of shares of our common stock issued upon conversion of notes by any holder within five (5) business days after the date of conversion with respect to such notes, we will pay that holder liquidated damages in the amount of one-half percent (0.5%) per month of the outstanding principal amount of notes converted by that holder.

     If a holder delivers a note for conversion, the holder will not be required to pay any taxes or duties for the issue or delivery of common stock on conversion. However, we will not pay any transfer tax or duty payable as a result of the issuance or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

Conversion Price Adjustments

     Adjustment in the Event Our Common Stock Price Is Less Than the Conversion Price

     The conversion price will be adjusted on February 21, 2003 if 115% of the average closing price per share of our common stock for the 20 consecutive trading days preceding February 21, 2003 is less than $13.6620, to the greater of 115% of such average closing price or the floor price of $10.2465 per share. In no event will the conversion price be increased by these adjustments. The floor price of $10.2465 per share is subject to antidilution adjustment in accordance with any antidilution adjustment to the conversion price described under “Antidilution Adjustment.”

     Antidilution Adjustment

     The conversion price will be adjusted if:

1.	we make a dividend or distribution of our common stock on our common stock;

2.	we subdivide or combine our common stock;

3.	we issue rights or warrants to all holders of our common stock to purchase common stock at less than the market price of our common stock on the record date for such issuance;

4.	we make a dividend or distribution to all holders of our common stock of capital stock or evidences of indebtedness or assets, but excluding:

•	dividends, distributions and rights or warrants referred to in (1) and (3) above, or

•	dividends and distributions paid in cash (except as set forth in paragraph (5) below); or

5.	we make a dividend or distribution consisting exclusively of cash to all holders of common stock if the aggregate amount of these distributions combined together with (i) all other all-cash distributions made within the preceding 12 months in respect of which we made no adjustment plus (ii) any cash and the fair market value of other consideration payable in any tender offers by us, or any of our subsidiaries for common stock concluded within the preceding 12 months in respect for which we made no adjustment exceeds 6% of our market capitalization, it being the product of the then current market price of the common stock multiplied by the number of shares of our common stock then outstanding.

     No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent (1%). Any adjustment not made will be taken into account in subsequent adjustments.

     If we implement a new stockholders’ rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion.

     Upon the occurrence of any of the following events, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of shares of stock and other securities or property or assets, including cash, receivable upon such event by a holder of a number of shares of common stock issuable upon conversion of such notes immediately prior to such event:

•	reclassification of or change in our outstanding common stock, other than a change in par value, or from par value to no par value, or from no par value to par value or as a result of a subdivision or combination,

•	consolidation, merger or combination with another person as a result of which our stockholders shall be entitled to receive stock, securities or other property or assets, including cash, with respect to or in exchange for their common stock,

•	a statutory exchange as a result of which our stockholders generally shall be entitled to receive stock, securities or other property or assets, including cash, with respect to or in exchange for their common stock, or

•	sale or conveyance of our properties and assets as, or substantially as, an entirety to any other person as a result of which our stockholders shall be entitled to receive stock, securities or other property or assets, including cash, with respect to or in exchange for their common stock.

     This calculation assumes that a sufficient number of authorized shares of common stock are available to convert all of the notes. In addition, this calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that holders who were entitled to vote or consent to such transaction may have had to select a particular type of consideration.

     As described under “Certain U.S. Federal Income Tax Consequences,” holders may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment, or the nonoccurrence of an adjustment, to the conversion price.

Provisional Redemption

     We may redeem the notes, in whole or in part, at any time on or after June 21, 2005 at declining redemption prices expressed as a percentage of the principal amount of the notes (representing approximately 100% plus one-fifth of the annual interest expense times the number of years from maturity) plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Automatic Conversion

     Before June 21, 2005, we may only exercise this right if:

•	the closing price per share of our common stock exceeds 150% of the then effective conversion price for any 15 out of 20 consecutive trading days; and

•	not more than 30 days and not less than 5 days prior to such automatic conversion, we mail a notice of automatic conversion to the holders.

     If the automatic conversion date occurs prior to June 21, 2005, we will make an additional payment in cash with respect to the notes in an amount equal to $157.50 per $1,000 principal amount of the notes converted (representing approximately three years interest), less the amount of any interest we actually paid on the notes prior to the automatic conversion date.

     In order for us to exercise this right prior to the last date on which the registration statement of which this prospectus is a part is required to remain effective and available for use pursuant to the registration rights agreement, the registration statement must be:

•	effective and available for use at all times during the period beginning 30 days prior to the date of the redemption notice and ending on the earlier of the redemption date or the last date on which the registration statement is required to remain effective and available for use pursuant to the registration rights agreement, and

•	expected to remain effective and available for use until the earlier of 30 days following the redemption date or the last date on which the registration statement is required to remain effective pursuant to the registration rights agreement.

Conversion at Holder’s Option

     A holder may convert its notes into shares of our common stock at any time prior to the maturity date. If a holder elects to convert any notes prior to March 21, 2003, we will make an additional payment in cash with respect to the notes converted in an amount equal to $39.50 per $1,000 principal amount of the notes (representing approximately nine months interest), less the amount of any interest we actually paid on the notes prior to the date the notice of conversion was mailed.

Repurchase at the Option of Holders upon a Repurchase Event

     If a repurchase event occurs, a holder will have the right, at its option, to require us to repurchase all or any portion of its notes, in cash, 30 days after we mail holders and the trustee a notice of the repurchase event. The repurchase price we are required to pay will be 105% of the principal amount of the notes submitted for repurchase plus accrued and unpaid interest to, but excluding, the repurchase date. If a repurchase date is an interest payment date, we will pay the interest to the record holder on the record date. If a redemption date, as described above under “Provisional Redemption,” occurs prior to any repurchase date established pursuant to the repurchase notice, provided that we have deposited or set aside an amount of money sufficient to redeem the notes on or before the repurchase date, all such notes will be redeemed and the repurchase rights will have no effect.

     We will be required to mail to the holders a notice within 5 days after the occurrence of a repurchase event. The notice must describe the repurchase event, the holders’ right to elect repurchase of the notes and the repurchase date. We must deliver a copy of the notice to the trustee and cause a copy, or a summary of the notice, to be published in a newspaper of general circulation in New York, New York. A holder may exercise its repurchase rights by delivering written notice to us and the trustee. The notice must be accompanied by the notes duly endorsed for transfer to us. The exercise notice must be delivered on or before the close of business on the 35th calendar day after the mailing date of the repurchase notice.

     A repurchase event will be considered to have occurred if:

1.	our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States; or

2.	one of the following “change in control” events occurs:

•	any person or group becomes a beneficial owner of more than 50% of the voting power of our outstanding securities entitled to vote generally in the election of our directors;

•	our stockholders approve any plan or proposal for our liquidation, dissolution or winding up;

•	we consolidate with or merge into any other corporation or any other corporation merges into us and, as a result, our outstanding common stock is changed or exchanged for other assets or securities unless our stockholders immediately before the transaction own, directly or indirectly, immediately following the transaction at least 51% of the combined voting power of the corporation resulting from the transaction in substantially the same proportion as their ownership of our voting stock immediately before the transaction;

•	we convey, transfer or lease all or substantially all of our assets to any person; or

•	the continuing directors, as defined below, do not constitute a majority of our board of directors at any time.

     However, a change in control will not be deemed to have occurred if the average closing price per share of our common stock for the 10 trading days immediately before the change in control is equal to at least 110% of the then effective conversion price and, if such change in control occurs on a date that is prior to the last date on which this registration statement is required to remain effective pursuant to the registration rights agreement, this registration statement is effective and available for use.

     The term “continuing director” means at any date, a member of our board of directors:

• who was a member of our board of directors on June 21, 2002; or

• who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our board of directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by a nominating committee whose authority and membership was approved by a majority of the directors who were continuing directors at the time the committee was formed.

     Under the above definition of continuing directors, if our current board of directors approves a new director or directors and then resigned, no change in control would occur, even though all of the current directors would then cease to be in office.

     A holder may require us to repurchase all or any portion of its notes upon a repurchase event. We may not have sufficient cash funds to repurchase such securities upon a repurchase event. Although there are currently no restrictions on our ability to pay the repurchase price, future debt agreements may prohibit us from repaying the repurchase price in cash. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase notes upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt.

     In addition, if we are unable to repurchase on the repurchase date all of the notes as to which the repurchase right has been properly exercised, then the aggregate amount of notes we may repurchase will be allocated pro rata among each note surrendered for repurchase, based on the principal amount of the note, in proportion to the aggregate amount of notes surrendered for repurchase.

     The interpretation of the phrase “all or substantially all” used in the definition of change in control would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of “all or substantially all” of our assets has occurred.

     The change in control feature may not necessarily afford the holders protection in the event of a highly leveraged transaction, a change in control of us or similar transactions involving us. We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other debt. We are not generally prohibited from incurring indebtedness under the indenture. If we incur significant amounts of additional indebtedness, this could have an adverse effect on our ability to make payments on the notes.

     In addition, our management could undertake leveraged transactions that could constitute a change in control. The board of directors does not have the right under the indenture to limit or waive the repurchase right in the event of these types of leveraged transactions. Our requirement to the repurchase the notes upon a repurchase event could delay, defer or prevent a change in control. As a result, the repurchase right may discourage:

•	a merger, consolidation or tender offer;

•	the assumption of control by a holder of a large block of our shares; and

•	the removal of incumbent management.

     The offer to repurchase the notes could be considered an issuer tender offer under Rule 13e-4 under the Exchange Act and we will comply with this rule to the extent applicable.

Events of Default and Remedies

     The following events constitute “events of default” under the indenture:

•	we fail to pay the principal or premium, if any, on any of the notes when due;

•	we fail to pay interest on the notes when due or liquidated damages due under the terms of the registration rights agreement if such failure continues for 30 days;

•	we fail to deliver shares of our common stock within 10 business days after conversion of a note;

•	we fail to perform any covenant in the indenture if such failure continues for 30 days after notice is given in accordance with the indenture;

•	we fail to repurchase any notes after a repurchase event;

•	we fail to provide timely notice of a repurchase event;

•	we fail or any of our significant subsidiaries fail to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $3,000,000, and such amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture;

•	a default by us or any of our significant subsidiaries on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $3,000,000, without this indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice is given in accordance with the indenture;

•	certain events involving bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries under Rule 1-02 of Regulation S-X of the Securities Act;

•	any of the representations or warranties made by us in the indenture or other documents filed as exhibits to this registration statement of which this prospectus is a part are false or misleading in any material respect and such condition remains uncured for 5 business days after a notice of default is given in accordance with the indenture; or

•	we fail to observe or perform any covenant in the documents filed as exhibits to this registration statement of which this prospectus is a part (other than the notes and the indenture) and such failure continues for 30 days after a notice of default is given in accordance with such documents.

     The trustee is generally required under the indenture, within 90 days after it becomes aware of a default, to provide holders written notice of all incurred defaults. However, the trustee may, except in the case of a payment default on the notes, withhold this notice of default if it determines that withholding the notice is in the best interest of the holders.

     If an event of default has occurred and is continuing, the trustee or the holders of not less than 15% in principal amount of outstanding notes, may declare the principal and premium on the notes to be immediately due and payable. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may rescind the acceleration if all events of default, other than the payment of principal of and accrued interest on the notes that have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing with respect to us, all unpaid principal of and accrued interest on the outstanding notes would become due and payable immediately without any declaration or other act on the part of the trustee or holders of the notes.

     Holders of a majority in principal amount of outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, subject to specified limitations. Before exercising any right or power under the indenture at the direction of the holders, the trustee will be entitled to receive from such holders reasonable security or indemnity reasonably satisfactory to it against any costs, expenses and liabilities that it might incur as a result.

     Before the holders may take any action to institute any proceeding relating to the indenture, to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

•	holders must have given the trustee written notice of a continuing event of default;

•	the holders of at least 15% of the aggregate principal amount of all outstanding notes must make a written request of the trustee to take action because of the default;

•	holders must have offered indemnification reasonably satisfactory to the trustee against the cost, expenses and liabilities of taking action; and

•	the trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

     These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a note or the right to convert the note in accordance with the indenture.

     Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default, except if:

•	we fail to pay principal of, premium or interest on, any note when due;

•	we fail to convert any note into common stock; or

• we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

     We will send the trustee annually a statement as to whether we are in default and the nature of any default under the indenture.

Consolidation, Merger or Assumption

     We may not consolidate or merge into another person or sell, lease, convey or transfer all or substantially all of our assets to another person, whether in a single or series of related transactions, unless:

•	either (i) in the case of a merger or consolidation that does not involve a transfer of all or substantially all of our property and assets, we are the surviving entity, or (ii) the resulting entity is a corporation, limited liability company, partnership or trust and is organized and existing under the laws of the United States, or any state of the United States or the District of Columbia and expressly assumes in writing the due and punctual payment of amounts due on all of the notes and the performance or observance of all of our covenants under the indenture;

•	immediately after giving effect to such transaction, no event of default, and no event that after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

•	the conditions set forth in the indenture are satisfied.

Certain Covenants

     We will file the reports required to be filed by us under the Exchange Act, and the rules, regulations and policies adopted by the Commission thereunder in a timely manner and in accordance with the requirements of the Exchange Act. If at any time we are not required to file these reports, we will, upon the request of any holder of the notes, make available such information as would be necessary to permit sales of securities pursuant to Rule 144A under the Securities Act.

     We have agreed to comply with all applicable laws, including the Securities Act and any applicable state securities laws, in connection with the offer and sale of common stock, and other securities and property deliverable, upon conversion of the notes.

Modifications of the Indenture

     From time to time, we and the trustee, without consent of the holders of the notes, may amend or supplement the indenture for certain purposes, including curing defects or inconsistencies or making changes that do not adversely affect the rights of any holder. In other circumstances, the consent of the holders of a majority in principal amount of the outstanding notes affected is required to make a modification or amendment to the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	extend the maturity date of any note;

•	reduce the interest rate or extend the time of payment of interest on any note;

•	reduce the principal amount or any premium of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to repurchase any note upon a repurchase event;

•	adversely change the holder’s right to institute suit for the payment of any note;

•	change the currency in which any note is payable;

•	adversely modify the right to convert the notes; or

• reduce the percentage required to consent to modifications and amendments.

Satisfaction and Discharge

     We may discharge our obligations under the indenture while notes remain outstanding if:

•	all notes will become due in one year or are scheduled for redemption in one year; and

•	we deposit sufficient funds to pay all outstanding notes on their scheduled maturity or redemption date.

DESCRIPTION OF WARRANTS

     We issued the warrants under a warrant agreement between us and The Bank of New York, as warrant agent. The following summary is not complete. It summarizes some, but not all, of the provisions of the warrants, the warrant agreement and the registration rights agreement. We have filed a copy of the warrant agreement, the form of the warrant, and the registration rights agreement as exhibits to the registration statement of which this prospectus is a part, and you should read the actual terms of those documents for the definitive terms and conditions. We will provide to you, upon request, copies of the form of the warrant, the warrant agreement and the registration rights agreement. As used in this description, the words “we,” “us” or “our” do not include any existing or future subsidiary of Electroglas, Inc.

General

     Each warrant, when exercised, entitles the holder to purchase one share of our common stock at an exercise price of $15.440 per share. We issued the warrants in definitive registered form. The exercise price and the number of shares of common stock issuable upon exercise of one warrant are both subject to adjustment as described below.

     The warrants may be exercised at any time on or before 5:00 p.m., New York City time, on June 15, 2007, subject to early termination as described under “Termination of Warrants at Our Option”.

     Any warrant not exercised or terminated on or before 5:00 p.m., New York City time, on June 15, 2007 will become void, and all the rights of the holder under the warrants and the warrant agreement governing the warrants will cease.

     No fractional shares of common stock will be issued upon exercise of the warrants. If any fraction of a share of common stock otherwise would be issuable on the exercise of any warrant or specified portion of a warrant, we will pay to the holder an amount in cash based on the market price of our common stock on the last business day before the exercise date.

     We maintain an office in the Borough of Manhattan in New York, New York where the warrants may be presented for registration, transfer, exchange or conversion. Initially, this will be an office or agency of The Bank of New York, located at 101 Barclay Street, Floor 21W, New York, New York 10286, Attention: Corporate Trust Administration.

     Holders are not required to pay a service charge for registration or transfer of their warrants. We may, however, require holders to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

•	any warrant or portion selected for expiration; or

•	any warrant or portion surrendered for exercise.

Exercise by Holders

     A holder can exercise its warrants at any time on or before June 15, 2007, subject to early termination as described below under “Termination of Warrants at Our Option”, by delivering the warrant certificate evidencing the warrants to an office or agency of the warrant agent in the Borough of Manhattan, The City of New York, along with a duly signed and completed notice of exercise and any other documents required by the warrant agreement governing the warrants, forms of which may be obtained from the warrant agent and payment in full of the exercise price for each share of common stock or other security issuable upon exercise of the warrants. The exercise date will be the date on which the warrant certificate, the duly signed and completed notice of exercise, a letter for the holder containing representations and agreements relating to the restrictions on transfer of the shares of common stock issued upon exercise of the warrants and an opinion of counsel if we or the warrant agent requests, except in the case of a cashless exercise, as described below, that is in compliance with Section 3(a)(9) of the Securities Act, and any other documentation or certifications reasonably requested by us or the warrant agent are delivered. As soon as practicable after the exercise of any warrant as described above, we will issue or cause to be issued to or upon the written order of the registered holder of the warrant certificate evidencing the exercised warrant, a certificate or certificates evidencing the shares of common stock to which the holder is entitled, in fully registered form, registered in such name or names as may be directed by the holder pursuant to the notice of exercise.

     The exercise price may be paid:

•	in cash or by certified or official check or by wire transfer to an account designated by us for such purpose; or

•	without the payment of cash, which we sometimes refer to as a “cashless exercise,” by reducing the number of shares of common stock that would be obtainable upon the exercise of one warrant and payment of the exercise price in cash so as to yield a number of shares of common stock upon the exercise of such warrant equal to the product of (i) the number of shares of common stock for which such warrant is exercisable as of the date of exercise, if the exercise price were being paid in cash, and (ii) the cashless exercise ratio.

     The “cashless exercise ratio” is a fraction, the numerator of which is the excess of the closing sale price per share of common stock based on the trading day immediately before the exercise date over the exercise price per share the in effect at the time of such exercise and the denominator of which is the market price per share of the common stock on the last trading day before the exercise date. Upon surrender of one warrant certificate representing more than one warrant in connection with the holder’s option to elect a cashless exercise, the number of shares of common stock deliverable upon a cashless exercise shall be equal to the number of shares of common stock issuable upon the exercise of warrants that the holder specifies are to be exercised pursuant to a cashless exercise multiplied by the cashless exercise ratio. All provisions of the warrant agreement governing the warrants shall be applicable with respect to a surrender of a warrant certificate pursuant to a cashless exercise for less than the full number of the warrants represented thereby. If any holder exercises less than all of the warrants evidenced by a warrant certificate, a new warrant certificate will be issued to such holder for the remaining number of warrants.

     If a holder delivers a warrant certificate for exercise, the holder will not be required to pay any taxes or duties for the issue or delivery of common stock upon exercise. However, we will not pay any transfer tax or duty payable as a result of the issuance or delivery of the common stock in a name other than that of the holder of the warrant. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

     The number of shares issuable upon exercise of the warrants and the exercise price of $15.4440 per share will be adjusted if:

1.	we make a dividend or distribution of our common stock on our common stock;

2.	we subdivide or combine our common stock;

3.	we issue rights or warrants to all holders of our common stock to purchase common stock at less than the market price of our common stock on the record date for such issuance;

4.	we make a dividend or distribution to all holders of our common stock of capital stock or evidences of indebtedness or assets, but excluding:

•	dividends, distributions and rights or warrants referred to in paragraphs (1) and (3) above; or

•	dividends and distributions paid exclusively in cash (except as set forth in paragraph (5) below); or

5.	we make a dividend or distribution consisting exclusively of cash to all holders of common stock if the aggregate amount of these distributions combined together with (i) all other all-cash distributions made within the preceding 12 months in respect of which we made no adjustment plus (ii) any cash and the fair market value of other consideration payable in any tender offers by Electroglas, or any of our subsidiaries for common stock concluded within the preceding 12 months in respect for which we made no adjustment, exceeds 6% of Electroglas’ market capitalization, being the product of the then current market price of the common stock multiplied by the number of shares of our common stock then outstanding.

     If we implement a new stockholders’ rights plan, we will be required under the warrant agreement to provide that the holders of the warrants will receive the rights upon exercise of the warrants, whether or not these rights were separated from the common stock prior to exercise.

     Upon the occurrence of any of the following events, each warrant then outstanding will, without the consent of the holder of any warrant, become exercisable only into the kind and amount of shares of stock and other securities or property or assets, including cash, receivable upon such event by a holder of a number of shares of common stock issuable upon exercise of such warrants immediately prior to such event:

•	reclassification of or change in our outstanding common stock, other than a change in par value, or from par value to no par value, or from no par value to par value or as a result of a subdivision or combination;

•	consolidation, merger or combination with another person as a result of which our stockholders shall be entitled to receive stock, securities or other property or assets, including cash, with respect to or in exchange for their common stock;

•	a statutory exchange as a result of which our stockholders generally shall be entitled to receive stock, securities or other property or assets, including cash, with respect to or in exchange for their common stock; or

•	sale or conveyance of our properties and assets as, or substantially as, an entirety to any other person as a result of which our stockholders shall be entitled to receive stock, securities or other property or assets, including cash, with respect to or in exchange for their common stock.

     This calculation assumes that a sufficient number of authorized shares of common stock are available to exercise all of the warrants. In addition, this calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that holders who were entitled to vote or consent to such transaction may have had to select a particular type of consideration.

     As described under “Certain U.S. Federal Income Tax Consequences,” a holder may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment, or the nonoccurrence of an adjustment, to the exercise price.

     No adjustment in the number of shares issuable upon exercise of the warrants or in the exercise price will be required unless it would result in an increase or decrease of at least one percent in the number of shares issuable upon exercise of the warrants or in the exercise price. Any adjustment not made will be taken into account in subsequent adjustments.

Termination of Warrant at Our Option

     At any time after June 21, 2005, if the closing price of our common stock exceeds 175% of the then effective exercise price of the warrants for any 15 out of 20 consecutive trading days, we may terminate the warrants. Any unexercised warrants as of the date of termination will automatically be deemed exercised in full pursuant to a cashless exercise. If we elect to terminate the warrants, we may do so only if, within 10 days after the end of such 20-day period, we mail a notice of termination to the holders of the warrants. The warrants will expire 90 days after the mailing date of the notice of termination.

No Rights as Stockholders

     The holders of unexercised warrants are not entitled, as such, to receive cash dividends or other distributions, vote on matters submitted to our stockholders, consent to any action of the stockholders or receive notice of any meeting of the stockholders or any other stockholder proceedings.

Modifications of the Warrant Agreement

     From time to time, we and the warrant agent, without consent of the holders of the warrants, may amend or supplement the warrant agreement for certain purposes, including curing defects or inconsistencies or making changes that do not materially adversely affect the rights of any holder. Any amendment or supplement to the warrant agreement that has a material adverse effect on the interests of the holders of the warrants requires the written consent of the holders of a majority of the then outstanding warrants. The consent of each holder of the warrants affected is required for any amendment pursuant to which the exercise price would be increased, or the number of warrant shares purchasable upon exercise of the warrants would be decreased, other than pursuant to adjustments provided for in the warrant agreement as generally described above and as amended by holders of a majority of the then outstanding warrants.

Certain Covenants

     We will file the reports required to be filed by us under the Exchange Act, and the rules, regulations and policies adopted by the Commission thereunder in a timely manner in accordance with the requirements of the Exchange Act. We have agreed to comply with all applicable laws, including the Securities Act and any applicable state securities laws, in connection with the offer and sale of common stock, and other securities and property deliverable, upon exercise of the warrants.

REGISTRATION RIGHTS

     On June 19, 2002, we entered into a registration rights agreement with the purchasers of the notes and warrants. The following summary is not complete. It summarizes some, but not all, of the provisions of the registration rights agreement. We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part, and you should read the actual terms of the agreement for the definitive terms and conditions. We will provide to you, upon request, copies of the registration rights agreement.

     Pursuant to the registration rights agreement, we have filed a shelf registration statement, of which this prospectus is a part. We will generally be required to maintain the effectiveness of the shelf registration statement until the earlier of:

•	the sale of all the registrable securities under the shelf registration statement; or

•	July 19, 2003, provided, however, that in the event that Rule 144(k) under the Securities Act is amended to extend the two-year period after which restricted securities issued to and continuously held by our nonaffiliates are no longer subject to the volume and manner limitations contained in Rule 144 under the Securities Act, the period during which the registration statement is required to remain effective under the registration rights agreement will be extended for such additional period or such shorter period that will terminate upon the sale of all of the registrable securities pursuant to the registration statement.

     We cannot assure you that we will be able to keep the registration statement continuously effective for the required period.

     We are required under the federal securities laws to suspend the use of this prospectus upon:

•	the existence of a fact that would make untrue any material statement contained in this prospectus, the registration statement, any supplemental registration statement, any amendments or supplements to those documents or any documents incorporated by reference into those documents;

•	the issuance of a stop order by the Commission with respect to the registration statement; or

•	the suspension of the qualification of the securities in any jurisdiction;

We are permitted under the terms of the registration rights agreement to suspend the use of this prospectus upon:

•	the occurrence of the other circumstances specified in the registration rights agreement for 30 days in any period of 365 consecutive days or for 60 days in any period of 365 consecutive days in reliance upon the situation described in the second bullet point above.

     We agreed to pay predetermined liquidated damages if any of the following registration defaults occurs:

•	we do not file the shelf registration statement covering all the registrable securities by July 21, 2002;

•	the Commission does not declare the shelf registration statement or any supplemental registration statement effective on or prior to September 20, 2002, but in the event that the Commission informs us that it will review the shelf registration statement or any document included or incorporated therein by reference, or informs us that it will not declare the shelf registration statement effective during the pendency of its review of any confidential treatment request of ours currently before it, the Commission does not declare the shelf registration statement or any supplemental registration statement effective on or prior to October 19, 2002; or

•	this registration statement or the supplemental registration statement, after it has been declared effective, during the period during which we are required under the registration rights agreement to keep such registration statement effective, ceases to be effective or available or if we suspend the use of this prospectus in excess of 30 days in any period of 365 consecutive days or for 60 days in any period of 365 consecutive days.

     Liquidated damages will accrue:

•	in respect of the notes or the common stock issued upon conversion of the notes, an amount in cash equal to the product of (i) the initial principal amount paid for such note or the related conversion shares multiplied by (ii) the product of (I) the percentage determined by dividing (A) the Applicable Percentage by (B) 30, multiplied by (II) the sum of (x) the number of days (including any partial days) after the applicable filing deadline, plus (y) the number of days (including partial days) after the applicable effectiveness deadline, plus (z) after the registration statement has been declared effective by the Commission, the number of days (including any partial days) that such registration statement is not available for the sale of all the registrable securities;

•	in respect of the warrants or the common stock issued upon exercise of the warrants, an amount in cash equal to the product of (i) the exercise price for such warrant or the related warrant shares multiplied by (ii) the product of (I) the percentage determined by dividing (A) the Applicable Percentage by (B) 30, multiplied by (II) the sum of (x) the number of days (including any partial days) after the applicable filing deadline, plus (y) the number of days (including partial days) after the applicable effectiveness deadline, plus (z) after the registration statement has been declared effective by the Commission, the number of days (including any partial days) that such registration statement is not available for the sale of all the registrable securities.

     The Applicable Percentage shall mean (A) for periods that only include days on or before the day that is 60 days after the commencement of a registration delay, eight-tenths percent (0.8%), (B) for periods that only include days after the date that is 60 days after the commencement of a registration delay, one percent (1.0%) and (C) for periods that include days both before and after the date that is 60 days after the commencement of a registration delay, a percentage equal to a fraction the numerator of which shall be the sum of (i) the number of days in such period that are on or before the date that is 60 days after the commencement of a registration delay multiplied by eight-tenths percent (0.8%) and (ii) the number of days in such period that are after the date that is 60 days after the commencement of such registration delay multiplied by one percent (1.0%) and the denominator of which shall be the total number of days comprising such period. The registration delay payments shall be paid in cash on the earlier of (A) the last day of the calendar month during which such registration delay payments are incurred and (B) the third business day after the event or failure giving rise to the registration delay payments is cured. In the event we fail to make registration delay payments in a timely manner, such registration delay payments shall bear interest at the rate of one and two-tenths percent (1.2%) per month until paid in full.

DESCRIPTION OF CAPITAL STOCK

     The following description of the material terms of our capital stock is qualified by reference to our certificate of incorporation, the certificate of designation of Series A preferred stock and our stockholder rights plan.

General

     Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share, of which 500,000 shares have been designated Series A preferred stock. As of July 27, 2002, there were 21,327,132 shares of common stock outstanding and no shares of Series A preferred stock outstanding.

Description of Common Stock

     The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect our entire board of directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to our board of directors.

     The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds or assets legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding.

     Bank credit agreements and lease agreements that we may enter into from time to time and debt securities that we may issue from time to time may restrict our ability to declare or pay dividends on our common stock. Upon our liquidation, dissolution or winding up, subject to prior liquidation rights of the holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. There are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All outstanding shares of common stock are, and all shares of common stock issuable upon conversion or exercise of the securities being offered by this prospectus will be, fully paid and not liable to further calls or assessment by us.

     Pursuant to our stockholder rights plan, each share of our common stock trades with a right to purchase Series A preferred stock under certain circumstances. For a description of these rights, see “— Certain Anti-Takeover, Limited Liability and Indemnification Provisions— Stockholder Rights Plan” below.

Description of Preferred Stock

     Under our certificate of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of our preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of a series of such stock adopted, at any time or from time to time, by our board of directors. The issuance of the preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

Series A Preferred Stock

     In connection with the adoption of the stockholder rights plan, our board has designated 500,000 shares of preferred stock as Series A preferred stock. Each share of Series A preferred stock purchasable upon exercise of the rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to a dividend of 100 times the dividend, if any, declared per share of common stock. In the event of our liquidation, dissolution or winding up, the holders of the Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1.00 per share, plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A preferred stock will have 100 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Series A preferred stock will be entitled to receive 100 times the amount received per share of common stock. Shares of Series A preferred stock will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Series A preferred stock, the value of one-hundredth of a share of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Section 203 of the Delaware General Corporation Law

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and employees, owns or, within three years prior, did own 15% or more of the corporation’s voting stock. Our amended and restated certificate of incorporation provides that an “interested person” is a person who (a) is the beneficial owner of voting stock representing 10% or more of the outstanding shares of our voting stock, or (b) is an affiliate of Electroglas and at any time within the prior two years, was the beneficial owner of voting stock representing 10% or more of the outstanding shares of our voting stock.

Stockholder Action; Special Meetings of Stockholders

     Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual meeting, a special meeting of the stockholders, or may be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by our board of directors pursuant to a resolution approved by a majority of our entire board of directors.

Our Board of Directors

     Our certificate of incorporation and bylaws also provide that directors may be removed only for cause by a vote of a majority of the stockholders and that vacancies on the board of directors created either by resignation, death, retirement, disqualification, removal or by an increase in the size of the board of directors may be filled by a majority of the directors in office, although less than a quorum. Our certificate of incorporation also provides for a classified board of directors and specifies that the authorized number of directors may be changed only by resolution of the board of directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Stockholder Rights Plan

     Our board of directors has adopted a stockholder rights plan. The stockholder rights plan provides for a dividend distribution of one right on each share of common stock. Each right entitles the holder to buy 1/100th of a share of our Series A preferred stock at an exercise price of $140. Subject to limited exceptions, the rights will become exercisable following the tenth day after a person or group announces acquisition of 15% or more of our common stock, and thereby becomes an “acquiring person,” or announces commencement of a tender offer or exchange offer, the consummation of which would result in the ownership by the person or group of 15% or more of our common stock. We will be entitled to redeem the rights at $0.01 per right at any time prior to the close of business of the tenth business day following the public announcement that a person or group has become an acquiring person or the expiration of the rights.

     The operation of the stockholder rights plan could make it more difficult for us to be acquired by another company, even if our acquisition is in the best interests of our stockholders. The rights will cause substantial dilution to a person or group that acquires 15% or more of our common stock on terms not approved by the board of directors.

     The rights will expire on December 4, 2007 unless extended, earlier redeemed, exchanged by us. American Stock Transfer and Trust Company is the rights agent.

Transfer Agent and Registrar

     American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

SELLING SECURITYHOLDERS

     We originally issued the notes and the warrants in a transaction exempt from the registration requirements of the Securities Act to persons we reasonably believe to be accredited investors as defined in Regulation D under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes, warrants and shares of common stock into which the notes are convertible or for which the warrants are exercisable.

     The following table sets forth information with respect to the selling securityholders and the principal amount of the notes and the warrants, as of September 12, 2002, and the common stock beneficially owned by each selling securityholder, as of June 21, 2002, that may be offered pursuant to this prospectus. The information is based on information which was provided to us by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes, warrants or the common stock underlying the notes and warrants. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or warrants since the date on which they provided the information regarding their notes and warrants. Because the selling securityholders may offer all or some portion of the notes, the warrants or the common stock, we cannot estimate the amount of the notes, warrants, common stock or the percentage of our outstanding securities that will be held by the selling securityholders upon termination of any of these sales. Further, the notes are subject to a potential one-time reset of the conversion price to a price between $13.662 and $10.2465, as well as to other antidilution adjustments. See “Description of Notes — Conversion Price Adjustments — Adjustment in the Event Our Common Stock Price is Less Than the Conversion Price.” As a result, the actual shares issuable upon conversion of the notes may vary from the share numbers indicated in the table below.

     Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting or investment power with respect to the notes, warrants and common stock. Unless otherwise indicated below, to our knowledge, all persons named in the tables below have sole voting and investment power with respect to their securities, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in these tables does not constitute an admission of beneficial ownership by the person named below.

Notes and Warrants

		Number of Shares
		Issuable Upon
	Principal Amount of	Exercise of Warrants
Name of Selling Securityholders	Notes Offered Hereby	Offered Hereby

Abraham Joshua Heschel School	$100,000	1,830
AIG DKR Soundshore Holdings Ltd.	$661,000	12,096
AIG DKR Soundshore Opportunity Holding Fund Ltd.	$465,000	8,509
AIG DKR Soundshore Strategic Holding Fund Ltd.	$374,000	6,844
Capital Ventures International	$3,500,000	64,046
Castle Creek Technology Partners LLC	$1,500,000	27,448
Cohanzick High Yield Partners, L.P.	$300,000	5,490
Deephaven Private Placement Trading Ltd.	$1,000,000	18,299
Deutsche Bank AG, London Branch	$5,000,000	91,496
Gryphon Master Fund	$2,500,000	45,747
Halifax Fund, L.P.	$1,500,000	27,448
JMG Capital Partners, L.P.	$2,500,000	45,747
JMG Triton Offshore Fund, Ltd.	$2,500,000	45,747
JP Morgan Securities, Inc.	$2,000,000	36,598
Langley Partners, L.P.	$1,000,000	18,299
Newberg Family Trust UTD 12/18/90	$1,500,000	27,448

		Number of Shares
		Issuable upon
	Principal Amount of	Exercise of Warrants
Name of Selling Securityholders	Notes Offered Hereby	Offered Hereby

Portside Growth & Opportunity Fund, Ltd.	$1,000,000	18,299
RAM Trading Ltd.	$1,000,000	18,299
SF Capital Partners Ltd.	$3,500,000	64,046
The Gottesman Fund	$100,000	1,830
The Jay Goldman Master L.P.	$1,500,000	27,448
Victus Capital, L.P.(1)	$2,000,000	101,510
Total	$35,500,000	714,573

(1)	We initially issued 64,912 warrants to Robertson Stephens, Inc. as partial compensation for its services as placement agent in connection with the private placement of the notes and warrants, which were subsequently assigned to Victus Capital, L.P.

Common Stock

					Number of Shares
			Number of Shares		Issuable upon
	Number of Shares	% of Outstanding	Issuable upon		Exercise of
	of Common Stock	Common Stock	Conversion of Notes		Warrants and
	owned prior to	Owned Prior to	and Available for		Available for
Name	Offering(1)	Offering(1)(2)	Resale(3)		Resale(4)

Abraham Joshua Heschel School	—	—	7,319	(5)	1,830
			9,759	(6)
AIG DKR Soundshore Holdings Ltd.	—	—	48,382	(5)	12,096
			64,509	(6)
AIG DKR Soundshore Opportunity Holding	—	—	34,036	(5)	8,509
Fund Ltd.			45,381	(6)
AIG DKR Soundshore Strategic Holding	—	—	27,375	(5)	6,844
Fund Ltd.			36,500	(6)
Capital Ventures International	—	—	256,185	(5)	64,046
			341,580	(6)

					Number of Shares
			Number of Shares		Issuable upon
	Number of Shares	% of Outstanding	Issuable upon		Exercise of
	of Common Stock	Common Stock	Conversion of Notes		Warrants and
	owned prior to	Owned Prior to	and Available for		Available for
Name	Offering(1)	Offering(1)(2)	Resale(3)		Resale(4)

Castle Creek Technology Partners LLC	—	—	109,793	(5)	27,448
			146,391	(6)
Cohanzick High Yield Partners, L.P.	—	—	21,958	(5)	5,490
			29,278	(6)
Deephaven Private Placement Trading Ltd.	—	—	73,195	(5)	18,299
			97,594	(6)
Deutsche Bank AG, London Branch	—	—	365,978	(5)	91,496
			487,971	(6)
Gryphon Master Fund	—	—	182,989	(5)	45,747
			243,985	(6)
Halifax Fund, L.P.	—	—	109,793	(5)	27,448
			146,391	(6)
JMG Capital Partners, L.P.	—	—	182,989	(5)	45,747
			243,985	(6)
JMG Triton Offshore Fund, Ltd.	—	—	182,989	(5)	45,747
			243,985	(6)
JP Morgan Securities, Inc.	—	—	146,391	(5)	36,598
			195,188	(6)
Langley Partners, L.P.	—	—	73,195	(5)	18,299
			97,594	(6)
Newberg Family Trust UTD 12/18/90	—	—	109,793	(5)	27,448
			146,391	(6)
Portside Growth & Opportunity Fund, Ltd.	—	—	73,195	(5)	18,299
			97,594	(6)
RAM Trading Ltd.	—	—	73,195	(5)	18,299
			97,594	(6)
SF Capital Partners Ltd.	—	—	256,185	(5)	64,046
			341,580	(6)
The Gottesman Fund	—	—	7,319	(5)	1,830
			9,759	(6)
The Jay Goldman Master L.P.	—	—	109,793	(5)	27,448
			146,391	(6)
Victus Capital, L.P.(8)	—	—	146,391	(5)	101,510
			195,188	(6)
Total	—	—	2,598,448	(5)(7)	714,573
			3,464,598	(6)(7)

(1)	Based on information, as of June 21, 2002, provided to us by such selling securityholder.

(2)	Calculated based on Rule 13d-3(d)(i) under the Exchange Act using 21,327,132 shares of common stock outstanding as of July 27, 2002. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes and warrants. However, we did not assume the conversion of any other holder’s notes and warrants.

(3)	The conversion price and the floor price are subject to further adjustment as described under “Description of Notes— Conversion Price Adjustments— Antidilution Adjustment”. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease. This prospectus covers any such change in the number of shares issuable upon conversion of the notes.

(4)	Consists of shares of common stock issuable upon conversion of the warrants at the current exercise price of $15.4440 per share in cash. The exercise price is subject to antidilution adjustment under the circumstances described under “Description of Warrants— Exercise by Holders”. Accordingly, the number of shares of common stock into which the warrants are exercisable may increase or decrease. This prospectus covers any such change in the number of shares issuable.

(5)	Assumes the notes are converted at the current conversion price of $13.6620 per share and a cash payment in lieu of any fractional share interest.

(6)	Assumes the notes are converted at the conversion price of $10.2465 per share, which is the lowest possible conversion price that may be effected if the conversion price is reset as described under “Description of Notes— Conversion Price Adjustments— Adjustment in the Event Our Common Stock Price Is Less Than the Conversion Price”, and a cash payment in lieu of any fractional share interest.

(7)	In addition to the sum of the shares set forth for each selling securityholder, this total includes 10 shares that represent the aggregate fractional shares which were excluded from the number of shares listed for each selling securityholder due to the fact that we will pay cash in lieu of fractional shares upon conversion of the notes by a particular selling securityholder.

(8)	We initially issued 64,912 warrants to Robertson Stephens, Inc. as partial compensation for its services as placement agent in connection with the private placement of the notes and warrants, which were subsequently assigned to Victus Capital, L.P.

     The selling securityholders purchased all of the notes and warrants from us in a private transaction in June 2002, except Robertson Stephens, Inc., to whom we issued warrants as partial compensation for the services it rendered as placement agent in connection with the private transaction. Subsequently, the Robertson Stephens, Inc. warrants were assigned to Victus Capital, L.P. All of the notes and warrants were “restricted securities” under the Securities Act prior to this registration. The selling securityholders have represented to us that they purchased the notes and warrants for their own account; for investment only; and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exempt from such registration.

     Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

     The selling securityholders and their successors, which term includes their transferees, pledgees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer, may sell the notes, the warrants and/or the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes, the warrants and the common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     These sales may be effected in transactions:

•	for the common stock, on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade. In addition, any securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     In connection with the sale of the notes, the warrants and the common stock underlying the notes and warrants or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with the selling securityholders. The selling securityholders may also sell the notes, the warrants and the common stock underlying the notes and warrants short and deliver these securities to close out such short positions, or loan or pledge the notes, the warrants or the common stock underlying the notes and warrants to broker-dealers that in turn may sell these securities. The selling securityholders may also pledge or grant a security interest in shares, and, upon a default in the performance of the secured obligation, such pledgee or secured party may affect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the selling securityholders from the sale of the notes, the warrants or the common stock underlying the notes and warrants offered by them hereby will be the purchase price thereof less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes or the warrants for trading on any national securities exchange or on the Nasdaq National Market and we cannot assure you that any trading market for the notes or the warrants will develop.

     In order to comply with the securities laws of some states, if applicable, the notes, the warrants and the common stock underlying the notes and warrants may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and the warrants may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling securityholders and any broker-dealers or agents that participate in the sale of the notes, the warrants and the common stock underlying the notes and warrants may be deemed to be “underwriters” within the meaning of Section 2(l1) of the Securities Act. Profits on the sale of the notes, the warrants and the common stock underlying the notes and warrants by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(l1) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

     The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders. A selling securityholder may decide not to sell any notes, warrants or common stock underlying the notes and warrants described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the notes, warrants or common stock underlying the notes and warrants.

     With respect to a particular offering of the notes, the warrants or the common stock underlying the notes and warrants by a transferee of the securities, such that such transferee is not listed under “Selling Securityholders,” to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the notes, warrants or common stock to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

     We entered into the registration rights agreement for the benefit of the holders of the notes and warrants to register their notes, warrants and the common stock underlying the notes and warrants under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and Electroglas will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with statements contained in the registration statement of which this prospectus is a part, or in a supplemental registration statement, or will be entitled to contribution in connection with those liabilities.

UNDERWRITERS

     The staff of the Commission is of a view that selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. J.P. Morgan Securities, Inc. is a registered broker-dealer. Deephaven Private Placement Trading Ltd., SF Capital Partners Ltd., Victus Capital, LP, Deutsche Bank AG and Halifax Fund L.P. are affiliates of registered broker-dealers. Capital Ventures International is under common control with one or more NASD members, none of whom are currently expected to participate in the sale pursuant to this prospectus of shares purchased by Capital Ventures International in the offering. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered in this prospectus.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of certain U.S. federal tax consequences relevant to the purchase, ownership, and disposition of the notes, the warrants, and the common stock acquired upon conversion of notes or exercise of warrants by persons who hold the notes, warrants and common stock as capital assets (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code). This discussion is based upon the Internal Revenue Code, Treasury Regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, administrative, or judicial action, possibly with retroactive effect. This discussion does not discuss every aspect of U.S. federal taxation that may be relevant to a particular taxpayer in light of their personal circumstances or to persons who are otherwise subject to special tax treatment (including, without limitation, banks, broker-dealers, insurance companies, pension and other employee benefit plans, tax exempt organizations and entities, investors in pass-through entities, persons who acquire notes and warrants in connection with the performance of services, certain U.S. expatriates, persons holding notes, warrants, or common stock as a part of a hedging or conversion transaction or a straddle, certain hybrid entities and owners of interest therein, holders whose functional currency is not the U.S. dollar and, except to the limited extent described below, persons who are not U.S. holders (as defined below)), and it does not discuss the effect of any applicable U.S. state and local or non-U.S. tax laws or U.S. tax laws other than U.S. income tax law. We have not sought and will not seek any rulings from the Internal Revenue Service concerning the tax consequences of the purchase, ownership or disposition of the notes, warrants, or common stock and, accordingly, we cannot assure you that the Internal Revenue Service will not successfully challenge the tax consequences described below. EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF HOLDING AND DISPOSING OF NOTES, WARRANTS, AND COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES APPLICABLE UNDER THE LAWS OF ANY U.S. STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION.

U.S. Holders

     This section summarizes certain U.S. federal income tax consequences of the ownership and disposition of notes, warrants and common stock by “U.S. holders.” The term “U.S. holder” refers to a person that is classified for U.S. federal tax purposes as a United States person. For this purpose, a United States person includes:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any state or political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons as of the previous day, that elect to continue to be treated as United States persons, shall also be considered U.S. holders.

     Issue Price of the Notes and Warrants. For U.S. federal income tax purposes, the notes and warrants will be treated as an investment unit, consisting of a note and five-year terminable warrants to purchase an aggregate of approximately 91.4946 shares of our common stock at an initial conversion price of $13.6620 per share and exercise price of $15.4440 per share. The issue price of the unit will be $1,000, the first price at which a substantial portion of the units will be sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler. The issue price of each unit is required to be allocated between the note and warrants based upon their relative fair market values. Based on an estimate of the relative fair market values of the notes and warrants, we will treat 92% of the issue price of each unit as allocable to the note and 8% of the issue price as allocable to the warrants. Our allocation is not binding on the Internal Revenue Service, which may challenge such allocation. If the Internal Revenue Service successfully asserts that the issue price of a note is less than the amount allocated by us, there will be a greater amount of original issue discount accruing under the notes.

     Stated Interest. Stated interest paid or accrued on the notes, other than interest on the notes that accrued during the period prior to the closing of the initial issuance of the notes, will be taxable to a U.S. holder as ordinary income in accordance with the holder’s method of accounting for federal income tax purposes.

     Original Issue Discount. The notes were issued with original issue discount for U.S. federal income tax purposes. The amount of original issue discount on a note equals the excess of the “stated redemption price at maturity” of a note over its “issue price.” The “stated redemption price at maturity” of a note will equal the sum of its principal amount plus all other payments thereunder, other than payments of “qualified stated interest” (defined generally as stated interest that is unconditionally payable in cash or other property (other than our debt instruments) at least annually at a single fixed rate) and will include the interest on the notes that accrued during the period prior to the closing of the initial issuance of the notes.

     The “issue price” of a note will be that portion of the issue price of the unit that is allocated to the note under the rules described in “Issue Price of the Notes and Warrants,” above. Stated interest on the notes, other than the interest on the notes that accrued during the period prior to the closing of the initial issuance of the notes, will be treated as “qualified stated interest.”

     Each U.S. holder, whether reporting on the cash or accrual basis of accounting for tax purposes, will be required to include in taxable income for any particular taxable year the daily portion of the original issue discount described in the preceding paragraph that accrues on the note for each day during the taxable year on which such U.S. holder holds the note. Thus, a U.S. holder will be required to include original issue discount in income in advance of the receipt of the cash to which such original issue discount is attributable. The daily portion is determined by allocating to each day of an accrual period, generally, the period between interest payments or compounding dates, a pro rata portion of the original issue discount allocable to such accrual period. The amount of original issue discount that will accrue during an accrual period is the product of the “adjusted issue price” of the note at the beginning of the accrual period multiplied by the yield to maturity of the note less the amount of any qualified stated interest allocable to such accrual period. The “adjusted issue price” of a note at the beginning of an accrual period will equal its issue price, increased by the aggregate amount of original issue discount that has accrued on the note in all prior accrual periods, and decreased by any payments made during all prior accrual periods of amounts included in the stated redemption price at maturity of the note.

     Mandatory Purchase and Optional Redemption. If a repurchase event occurs, the holders of the notes will have the right to require us to purchase their notes at a price equal to 105% of the aggregate principal amount, plus accrued interest. Under Treasury regulations issued under provisions of the Code relating to original issue discount, computation of yield and maturity of the notes is not affected by an additional payment right if, based on all the facts and circumstances as of the issue date, payments on the notes are significantly more likely than not to occur in accordance with the stated payment schedule on the notes (which does not reflect a repurchase event). We believe, based on all the facts and circumstances as of the issue date, it is significantly more likely than not that the notes will be paid according to their stated schedule. Therefore, we have not taken the potential additional payment into account in determining the yield and maturity of the notes. The Internal Revenue Service may take a different position, which could result in a greater amount of original issue discount accruing under the notes and could result in any gain recognized by a U.S. holder upon a taxable disposition of a note prior to June 15, 2007 being ordinary income.

     We may redeem the notes, in whole or in part, at any time before maturity. If we redeem some or all of the notes prior to June 15, 2007, holders of the notes will be entitled to receive a payment in excess of stated principal and interest. Under Treasury regulations issued under provisions of the Internal Revenue Code relating to original issue discount, if an issuer has an unconditional option to redeem notes early and such redemption will not minimize the yield of the notes, computation of yield and maturity of the notes is not affected by additional pre-payments.

     Additional Interest Payable on Early Conversion Or on Conversion at Our Option. If a holder of a note elects to convert the note to common stock prior to March 21, 2003, we will pay the holder in cash an amount equal to $39.375 per $1,000 principal amount of the notes (representing approximately nine months of interest), less the amount of any interest we actually paid on the notes prior to the date the holder mailed the notice of conversion. In addition, if we elect to convert all of the notes into common stock prior to June 21, 2005, we will make an additional payment, in cash, with respect to the notes in an amount equal to $157.50 per $1,000 principal amount of the notes converted (representing six interest payments), less the amount of any interest we actually paid on the notes prior to the conversion date. Under Treasury Regulations issued under provisions of the Code relating to original issue discount, computation of yield and maturity of the notes is not affected by an additional payment right if, based on all the facts and circumstances as of the issue date, payments on the notes are significantly more likely than not to occur in accordance with the stated payment schedule on the notes (which does not reflect a repurchase event). We believe, based on all the facts and circumstances as of the issue date, it is significantly more likely than not that the notes will not be converted prior to March 21, 2003. Therefore, we have not taken the potential additional payment into account in determining the yield and maturity of the notes. If our position is correct, then any such additional amount, if paid, would be taxable to a U.S. holder as interest income at the time it accrues or is received in accordance with such holder’s method of accounting for U.S. federal income tax purposes. The Internal Revenue Service may take a different position, which could result in a greater amount of original issue discount accruing under the notes and could result in any gain recognized by a U.S. holder upon a taxable disposition of a note prior to June 15, 2007 being ordinary income.

     Liquidated Damages. We may be required to pay additional interest to holders of the notes in the circumstances described under “Registration Rights.” We intend to take the position that the likelihood that we will pay such liquidated damages is subject to a remote and incidental contingency, within the meaning of applicable Treasury Regulations. Therefore, we believe that any such liquidated damages will not affect the yield to maturity on the notes and thus will be taxable to a U.S. holder as interest income at the time it accrues or is received in accordance with such holder’s method of accounting for U.S. federal income tax purposes. Our determination is not binding on the Internal Revenue Service and it may take a different position which could affect the timing of the U.S. holder’s income with respect to liquidated damages and the availability of our deduction with respect to such additional amounts.

     Market Discount. If a U.S. holder acquires a note at a cost that is less than its adjusted issue price, as defined above, the amount of such difference is treated as “market discount” for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition).

     Under the market discount rules of the Internal Revenue Code, a U.S. holder is required to treat any payment that does not constitute a payment of qualified stated interest on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. Thus, partial principal payments are treated as ordinary income to the extent of accrued market discount that has not previously been included in income. If such note is disposed of by the U.S. holder in certain otherwise nontaxable transactions, accrued market discount must be included as ordinary income by the U.S. holder as if the holder had sold the note at its then fair market value.

     In general, the amount of market discount that has accrued is determined on a ratable basis. A U.S. holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

     With respect to notes with market discount, a U.S. holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. A U.S. holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the Internal Revenue Service. A U.S. holder’s tax basis in a note will be increased by the amount of market discount included in the holder’s income under the election.

     Premium. If a U.S. holder purchases a note for an amount in excess of the sum of all amounts payable on the note after the date of acquisition, other than payments of qualified stated interest, the holder will be considered to have purchased the note with “amortizable bond premium” equal in amount to the excess, and generally will not be required to include any original issue discount in income. Generally, a U.S. holder may elect to amortize the premium as an offset to qualified stated interest income, using a constant yield method similar to that described above, over the remaining term of the note (where the note is not redeemable prior to its maturity date). A U.S. holder who elects to amortize bond premium must reduce the holder’s tax basis in the note by the amount of the premium used to offset qualified stated interest income as set forth above. The election to amortize the premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

     Election to Treat All Interest as Original Issue Discount. U.S. holders may elect to include in gross income all interest that accrues on a note, including any stated interest, original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by amortizable bond premium and acquisition premium, by using the constant yield method described above under the heading “Original Issue Discount.” This election for a note with amortizable bond premium will result in a deemed election to amortize bond premium for all debt instruments owned and later acquired by the

U.S. holder with amortizable bond premium and may be revoked only with the permission of the Internal Revenue Service. Similarly, this election for a note with market discount will result in a deemed election to accrue market discount in income currently for the note and for all other debt instruments acquired by the U.S. holder with market discount on or after the first day of the taxable year to which the election first applies, and may be revoked only with the permission of the Internal Revenue Service. A U.S. holder’s tax basis in a note will be increased by each accrual of the amounts treated as original issue discount under the constant yield election described in this paragraph.

     Conversion. A U.S. holder of a note generally will not recognize gain or loss on the conversion of a note into common stock except with respect to cash in lieu of fractional shares and, with respect to any cash payment received on early conversion or conversion at our option as described above under the heading “Additional Interest Payable on Early Conversion or on Conversion at our option”. The holding period of the common stock received upon conversion will include the period during which the note was held, and the holder’s aggregate tax basis in the common stock received upon conversion of the note will be equal to the holder’s aggregate tax basis in the note at the time of conversion, less any portion allocable to any fractional share. A U.S. holder of a note will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under “Sale, Retirement, Redemption or Other Taxable Disposition of Notes,” below. The fair market value of shares of common stock received which are attributable to accrued interest, will be taxable as ordinary interest income.

     Under Section 305 of the Internal Revenue Code, a U.S. holder of a note may be deemed to have received a constructive distribution from us, which may result in the inclusion of ordinary dividend income, in the event of certain adjustments, or failure to make such adjustments, to the conversion price of the notes.

     Sale, Retirement, Redemption or Other Taxable Disposition of Notes. Upon the sale, retirement, redemption or other taxable disposition of a note, including tendering a note as payment of the exercise price of a warrant, a U.S. holder will recognize gain or loss to the extent of the difference between the sum of the cash and the fair market value of any property received in exchange therefor (except to the extent attributable to the payment of accrued and unpaid interest on the notes, which generally will be taxed as ordinary income to the extent that the holder has not previously recognized this income), and the U.S. holder’s adjusted tax basis in the notes. A U.S. holder’s tax basis in a note will initially equal the price paid for such note and will subsequently be increased by original issue discount or market discount previously included in respect thereof and will be reduced, but not below zero, by any payments received on the note of amounts included in the stated redemption price at maturity of the note and by any premium that the U.S. holder has taken into account. Generally, any such gain or loss recognized by a U.S. holder upon the sale, retirement, redemption or other taxable disposition of a note will be capital gain or loss, except as described under “Market Discount,” above. In the case of a non-corporate U.S. holder, such capital gain will be subject to tax at a reduced rate if the note is held for more than one year. The deductibility of capital losses is subject to limitation.

     Tax Treatment of Warrants. A U.S. holder will generally not recognize gain or loss upon exercise of warrants for cash (except with respect to any cash received in lieu of a fractional share). A U.S. holder will have a tax basis in the common stock received upon exercise of a warrant equal to the sum of its tax basis in the warrant and the aggregate cash exercise price paid in respect of such exercise. The holding period of common stock received upon the exercise of a warrant will commence on the day after the warrant is exercised. Although the tax consequences of a cashless exercise are not clear, it is likely that a cashless exercise would result in a taxable exchange in which capital gain or loss would be recognized in an amount equal to the exercise price less the tax basis of the property exchanged in the exercise. It is possible that such exercise would be considered a recapitalization. If the cashless exercise were not a taxable exchange and were considered a recapitalization, a U.S. holder’s tax basis in the common stock received would equal the tax basis in the surrendered warrants, and the holding period of such common stock would include the holding period of the surrendered warrants.

     If a warrant expires without being exercised, a U.S. holder will recognize a capital loss in an amount equal to its tax basis in the warrant. The deductibility of capital losses is subject to limitation. Upon the sale, exchange or redemption of a warrant, a U.S. holder will generally recognize a capital gain or loss equal to the difference, if any, between the amount realized on such sale, exchange or redemption and the U.S. holder’s tax basis in such warrant. Such capital gain or loss will be long-term capital gain or loss if, at the time of such sale, exchange or redemption, the warrant has been held for more than one year.

     Under Section 305 of the Internal Revenue Code, a U.S. holder of a warrant may be deemed to have received a constructive distribution from the issuer, which may result in the inclusion of ordinary dividend income, in the event of certain adjustments to the number of shares of common stock to be issued on exercise of a warrant.

     As noted above, we may be required to pay liquidated damages to holders of the warrants in the circumstances described in “Registration Rights.” The tax treatment of the liquidated damages with respect to the warrants is unclear. It may be treated as a tax-free purchase price adjustment, but it is possible that the Internal Revenue Service will treat the liquidated damages, if paid, as taxable to a U.S. holder as ordinary income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

     Distributions on Common Stock. Distributions on common stock will be taxable to U.S. holders as ordinary income, to the extent paid out of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such common stock. Subject to certain restrictions, dividends received by a corporate U.S. holder will be eligible for a dividends received deduction.

     Disposition of Common Stock. A U.S. holder will recognize capital gain or loss upon the sale, exchange or other taxable disposition of the common stock in an amount equal to the difference between the amount of cash and the fair market value of other property received, if any, by the U.S. holder and the U.S. holder’s tax basis in the common stock. In the case of a non-corporate U.S. holder, such capital gain will be subject to tax at a reduced rate if the common stock is held for more than one year. The deductibility of capital losses is subject to limitation.

     Information Reporting; Backup Withholding. We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the Internal Revenue Service, information with respect to interest paid and the amount of original issue discount accrued on the notes and dividends paid on the common stock.

     A U.S. holder may be subject to backup withholding with respect to interest and original issue discount paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes, warrants or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number, which, for an individual is ordinarily his or her social security number;

•	furnishes an incorrect taxpayer identification number;

•	is notified by the Internal Revenue Service that it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified the U.S. holder that it is subject to backup withholding.

     Backup withholding is not an additional tax but, rather, is a method of tax collection. U.S. holders will be entitled to credit any amounts withheld under the backup withholding rules against their actual tax liabilities, provided the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders

     Interest and Original Issue Discount. In general, a non-U.S. holder will not be subject to U.S. federal income tax or withholding tax with respect to stated interest or original issue discount received or accrued on the notes so long as:

•	the interest and original issue discount is not effectively connected with the conduct of a trade or business within the United States;

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all our classes of stock entitled to vote;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us actually or constructively through stock ownership; and

•	the non-U.S. holder properly certifies as to its foreign status as described below.

     A non-U.S. holder can generally meet the certification requirement by providing a properly executed Form W-8 or suitable substitute form. If the non- U.S. holder holds the notes through a financial institution or other agent acting on the holder’s behalf, the holder may be required to provide appropriate certifications to the agent. The holder’s agent will then generally be required to provide appropriate certifications to us. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances, certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the Internal Revenue Service, and such intermediaries generally are not required to forward any certification forms received from non-U.S. holders.

     Dividends on Common Stock. In general, dividends (i.e., distributions or deemed distributions to the extent of our current or accumulated earnings and profits for federal income tax purposes) received by non-U.S. holders of common stock will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and if a tax treaty applies, dividends that are attributable to a U.S. permanent establishment of such holder) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

     In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed Internal Revenue Service Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the Internal Revenue Service designates), prior to the payment of dividends. These forms must be periodically updated. non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund. If a non- U.S. holder holds common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with certain certification requirements.

     Gain on Disposition of Notes, Warrants or Common Stock. Non-U.S. holders generally will not be subject to U.S. federal income taxation, including by way of withholding, on gain recognized on a disposition of notes, warrants or common stock so long as:

•	the gain is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (or if a tax treaty applies, the gain is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and attributable to a U.S. permanent establishment maintained by such non- U.S. holder); and

•	in the case of a non-U.S. holder who is an individual, such non-U.S. holder is not present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met. A non-U.S. holder could be subject to U.S. federal income taxation on any additional payment received upon converting a note after it has been called for provisional redemption. We intend to withhold tax from any such payment. If the payment were determined not to be subject to U.S. federal income taxation, a non-U.S. holder would be entitled to a refund of the tax withheld.

     Liquidated Damages. We may be required to pay liquidated damages to holders of the notes and holders of the warrants in the circumstances described in “Registration Rights.” We intend to withhold tax at a 30% rate from any such payments to non-U.S. holders. If any of the payments were determined not to be subject to U.S. federal income taxation, a non-U.S. holder would be entitled to a refund of the tax withheld.

     Information Reporting; Backup Withholding. Generally, payments of interest, original issue discount, premium or principal on the notes to non-U.S. holders will not be subject to information reporting or backup withholding if the non- U.S. holder certifies, under penalties of perjury, as to its foreign status or otherwise establishes an exemption.

     We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to each non-U.S. holder on common stock (and the tax withheld with respect to the dividends), regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.

     Backup withholding will generally not apply to payments of dividends made by us to a non-U.S. holder of common stock if the holder has provided its taxpayer identification number or the required certification that it is not a U.S. person as described above. Information reporting may still apply with respect to such dividends even if such certification is provided. Notwithstanding the foregoing, backup withholding may apply if we have actual knowledge, or reason to know, that the holder is a U.S. person.

     Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the disposition of notes, warrants or shares of common stock effected outside the U.S. by a foreign office or a foreign broker (as defined in applicable Treasury regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting (but not backup withholding) will apply to any such payments effected outside the U.S. by such a broker if it:

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.

     Payments of the proceeds of a disposition of notes, warrants or shares of common stock effected by the U.S. office of a broker will be subject to information reporting requirements and backup withholding tax unless the non- U.S. holder properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or it otherwise establishes an exemption.

     Any amount withheld under the backup withholding rules may be credited against the non-U.S. holder’s U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the Internal Revenue Service.

LEGAL MATTERS

     Certain legal matters in connection with the notes, the warrants and the common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational and reporting requirements of the Exchange Act of 1934, under which we file periodic reports, proxy statements and other information with the Commission. Copies of the reports, proxy statements and other information may be inspected without charge at the Commission’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the Commission upon payment of prescribed fees. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These reports, proxy and information statements and other information may also be inspected at the offices of the Nasdaq Operations, National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information.

     We incorporate by reference the following filings and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

- Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002;

- Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002;

- Our Current Reports on Form 8-K filed with the Commission on June 20, June 24 and June 25, 2002; and

- The description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on April 23, 1993, including any amendments or reports filed for the purpose of updating such description.

     We incorporate by reference into this prospectus any future filings that we make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, until the date of completion of the sale of securities covered by this prospectus. This means that we can disclose important business, financial and other information in this prospectus by referring you to the publicly filed documents containing this information. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information incorporated later. Any information that we subsequently file with the Commission that is incorporated by reference will automatically update and supersede any previous information that is part of this prospectus.

     We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written request of such person, a copy of any or all of the documents incorporated by reference. You may obtain a copy of these documents from us without charge by writing or telephoning us at:

Electroglas, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138
Telephone Number (408)528-3000
Attention: Curtis Wozniak, Chief Executive Officer and President

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of issuance and distribution.

     The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the 5.25% Convertible Subordinated Notes due 2007, the warrants and the common stock being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee:

Securities and Exchange Commission registration fee	$4,300
Printing and engraving expenses*	30,000
Legal fees and expenses*	400,000
Accounting fees and expenses*	100,000
Miscellaneous expenses*	5,700

TOTAL	$540,000

*	Estimated.

Item 15. Indemnification of directors and officers.

     The Delaware General Corporation Law (the “Delaware Law”) provides that a corporation may limit the liability of each director to the corporation of its stockholders for monetary damages except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and (iv) for any transaction from which the director derives an improper personal benefit.

     The registrant’s Certificate of Incorporation and Bylaws include provisions that (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware Law and (ii) indemnify its directors and officers to the fullest extent permitted by the Delaware Law, including circumstances in which indemnification is otherwise discretionary.

     The registrant maintains a directors’ and officers’ liability policy insuring any person who is or was our director or officer against any liability incurred by such person in any such capacity or arising out of such person’s status as such. The insurer’s limit of liability under the policy is a $10 million coverage limit per occurrence and $10 million in the aggregate per policy year. The policy contains various reporting requirements and is subject to certain exclusions and limitations.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the registrant’s directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 16. Exhibits.

Exhibit
Number	Description of Exhibit

4.1	Indenture, dated as of June 21, 2002, between Electroglas, Inc. and The Bank of New York, as trustee (previously filed as Exhibit 4.1 to our Current Report on Form 8-K, filed on June 24, 2002 and incorporated herein by reference).

4.2	Form of Note (previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on June 24, 2002 and incorporated herein by reference).

4.3	Form of Warrant (previously filed as Exhibit 4.3 to our Current Report on Form 8-K, filed on June 24, 2002 and incorporated herein by reference).

4.4	Registration Rights Agreement, dated as of June 19, 2002, among Electroglas, Inc., Robertson Stephens, Inc. and the investors named therein (previously filed as Exhibit 4.4 to our Current Report on Form 8-K, filed on June 24, 2002 and incorporated herein by reference).

4.5	Form of Warrant Agent Agreement, dated June 21, 2002, between Electroglas, Inc. and The Bank of New York, as warrant agent (previously filed as Exhibit 4.5 to our Current Report on Form 8-K, filed on June 25, 2002 and incorporated herein by reference).

4.6	Certificate of Incorporation, as amended (previously filed as Exhibit 3.1 to our Registration Statement on Form S-1, File No. 33-61528, and incorporated herein by reference).

4.7	Amended and Restated Bylaws, (previously filed as Exhibit 3.2 to our Annual Report on Form 10-K filed on March 12, 1999 and incorporated herein by reference).

4.8	Form of Common Stock Certificate (previously filed as Exhibit 4.1 to our Registration Statement on Form S-1/A, File No. 33-61528, and incorporated herein by reference).

5.1*	Opinion of Morrison & Foerster LLP.

12.1	Statement of Computation of Ratios.

23.1*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, independent auditors.

24.1*	Power of Attorney.

25.1*	Statement of Eligibility under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee of The Bank of New York (Form T-1).

* Previously filed.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement;

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total increase or decrease in volume of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

               (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange

Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3)  To remove from registration by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on this 12th day of September, 2002.

ELECTROGLAS, INC.

By:	/s/ CURTIS WOZNIAK

Curtis Wozniak Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

/s/ CURTIS WOZNIAK Curtis Wozniak	Chairman of the Board, Chief Executive Officer, President and Director (Principal Executive Officer)	September 12, 2002

/s/ THOMAS BRUNTON* Thomas Brunton	Chief Financial Officer (Principal Financial and Accounting Officer)	September 12, 2002

/s/ ROGER D. EMERICK* Roger D. Emerick	Director	September 12, 2002

/s/ ROBERT FRANKENBERG* Robert Frankenberg	Director	September 12, 2002

/s/ MEL FRIEDMAN* Mel Friedman	Director	September 12, 2002

/s/ JOHN OSBORNE* John Osborne	Director	September 12, 2002

*By: /s/ CURTIS WOZNIAK Curtis Wozniak Attorney-in-fact

EXHIBIT INDEX

NUMBER	EXHIBIT DESCRIPTION

4.1	Indenture, dated as of June 21, 2002, between Electroglas, Inc. and The Bank of New York, as Trustee (previously filed as Exhibit 4.1 to our Current Report on Form 8-K, filed on June 24, 2002 and incorporated herein by reference).

4.2	Form of Note (previously filed as Exhibit 4.2 to our Current Report on Form 8-K, filed on June 24, 2002 and incorporated herein by reference).

4.3	Form of Warrant (previously filed as Exhibit 4.3 to our Current Report on Form 8-K, filed on June 24, 2002 and incorporated herein by reference).

4.4	Registration Rights Agreement, dated as of June 19, 2002, among Electroglas, Inc., Robertson Stephens, Inc. and the investors named therein (previously filed as Exhibit 4.4 to our Current Report on Form 8-K, filed on June 24, 2002 and incorporated herein by reference).

4.5	Form of Warrant Agent Agreement, dated June 21, 2002, between Electroglas, Inc. and The Bank of New York, as warrant agent (previously filed as Exhibit 4.5 to our Current Report on Form 8-K, filed on June 25, 2002 and incorporated herein by reference).

4.6	Certificate of Incorporation, as amended (previously filed as Exhibit 3.1 to our Registration Statement on Form S-1, File No. 33-61528, and incorporated herein by reference).

4.7	Amended and Restated Bylaws (previously filed as Exhibit 3.2 to our Annual Report on Form 10-K filed on March 12, 1999 and incorporated herein by reference).

4.8	Form of Common Stock Certificate (previously filed as Exhibit 4.1 to our Registration Statement on Form S-1/A, File No. 33-61528 and incorporated herein by reference).

5.1*	Opinion of Morrison & Foerster LLP.

12.1	Statement of Computation of Ratios.

23.1*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, independent auditors.

24.1*	Power of Attorney.

25.1*	Statement of Eligibility under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee of The Bank of New York (Form T-1).

* Previously filed.